UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐             Form 40-F   ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date: March 21, 2013	By:	/S/ DARREN WATT
Darren Watt,
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

Annual Report

2012

Contents

Letter to Shareholders	5
Financial Information	10
Management’s Discussion and Analysis
Audited Consolidated Financial Statements
Supplemental Quarterly Data	92
Selected Financial and Operating Data	93
Shareholder Information	94

Forward-looking statements

The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, which is included in the Financial Information section of this Annual Report.

To Our Fellow Shareholders:

When we sat down in 2010 to craft a new mission statement built on our core values, the global business environment was in turmoil and economic uncertainty was the order of the day. Fast forward to the present and things have not changed much. The eye of the storm may have passed but the uncertainty remains. Throughout this time, a few things remained constant and helped us navigate through uncharted waters – our mission statement, our GROW-ADD-PERFORM strategic pillars and the underlying core values that all Ritchie Bros. employees live and breathe. These constants were the backdrop for our 2012 performance, and they are the foundation of our future plans.

2012: The Year in Review

Production levels finally caught up with demand for many categories of equipment and lead times for new equipment came down to more reasonable levels. This impacted dealer inventory for both new and used equipment, causing most dealers to cut back on their orders. The combination of manufacturer and dealer activities together with reduced capital expenditures in some sectors inevitably led to volatility in used equipment prices. Even with this choppy price environment, some of our global markets experienced strong volumes in 2012, particularly Canada and Australia. In the USA, lower dealer inventory levels in the early part of the year contributed to continuing intense competition for equipment in many regions, and as a result our USA operating performance was flat overall.

Europe also remained challenging, particularly in the north, although we made some important inroads in the region. Southern Europe is still coping with their financial crisis, but that has generated equipment transactions and good volumes for Ritchie Bros. Early in the year, we had a successful first auction at our new auction site in the UK, which we believe has set the stage for our growth in that market. Our business model and our unique global presence enable us to match domestic supply with global demand, an extremely valuable proposition for equipment owners, especially in countries such as Spain, Italy and Greece that saw domestic demand shrink.

We reached some important milestones during the year including significant gains in our online presence, with over 5 million unique visitors to our website and $1.3 billion in sales to online bidders at our auctions. All this contributed to another growth year, with gross auction proceeds (“GAP”) increasing to $3.9 billion. Our Canadian team recorded over $1 billion in GAP for the year, an amazing feat given that GAP for the entire company was $1 billion only 15 years ago.

During the year we continued to make strategic investments in our infrastructure, people and processes that have created the capacity for our future growth, although we have not yet realized the full leverage and benefits of these investments. We see improving economic signs on the horizon in many parts of the world, particularly in the USA, and we believe in the prospects for further growth in our business in 2013 and beyond.

2013 and Beyond

When one is planning for the future, it is good practice to reflect on the past. Looking back at 2012, we asked ourselves, “If we could have done a few things differently, what would they have been?” We identified two answers: hire more territory managers and deliver better results on our at-risk business. Territory managers are critical to our ability to deliver GAP and auction revenues, and we didn’t hire enough of them in 2012. The poor performance of our at-risk business negatively impacted our auction revenues. We felt 2012 was not an optimal year, even with adjusted net earnings growth of 17% (excluding costs associated with AssetNation). If we had executed as planned we would have had an even stronger year. So, we kept these misses in mind when we were setting our goals for 2013 and beyond, and identified the ‘Big 3’ to focus on: grow, add and perform. If we execute like we know we can and achieve success in these three areas, we believe 2013 will be a very good year for Ritchie Bros.

Our business is not complicated– it’s all about customer service and it’s based on relationships. To achieve our sales objectives for 2013 and to set the stage for the ongoing growth of our core auction business, we will focus on strengthening our existing customer relationships, and developing new ones.

We are entering a more familiar business environment within the equipment market and don’t expect to face the same degree of headwinds that we have been dealing with in recent years. Against that backdrop, we will focus on high potential growth areas in new and existing markets. This includes holding our first auction in China and opening our newest auction site in Melbourne (Geelong), Australia, as well as increased sales and management focus in the Middle East, African and Asian markets. Early in the year our at-risk business performed below historical levels but after our corrective action mid-year we enjoyed good success with our at-risk business in the fourth quarter; we plan to continue this performance going forward. We will continue with our efforts to enhance our customers’ experiences with Ritchie Bros., whether they are viewing equipment specifications online, walking through our yards on auction day or simply needing a question answered at the registration desk. We intend to maintain our position as the customer service leader in our industry.

These are exciting times for our core unreserved auction business and we will not let anything distract us from pursuing the tremendous growth potential we see in front of us.

We pride ourselves on being an innovative company. To stand still would be a disservice to our customers, our employees and our shareholders. As our mission statement says, we are in the solutions business. We exist to help the world’s builders exchange equipment. When we crafted our mission statement in 2010, we explicitly acknowledged that some of the world’s builders have needs that are not met by our unreserved auctions. We also recognized that Ritchie Bros. was uniquely positioned – with our brand, our reputation, our experience and our expertise—to create a solution to meet those needs. Ritchie Bros. EquipmentOne is complementary to our flagship auction business and allows us to open up an entirely new segment of the equipment market. With the launch of Ritchie Bros. EquipmentOne in January 2013, we believe we will be able to double our addressable market, which will create value for our shareholders and opportunities for our employees.

All members of the Ritchie Bros. team are important; but in 2013, we will be placing extra emphasis on the development of our sales team. A key focus for 2013 is to hire, train and develop the territory managers we need to achieve our growth objectives. We weren’t good enough in this area in 2012 and we have no intention of repeating that performance. We have also simplified the compensation structures for our sales management and territory managers, and placed a renewed emphasis on arming our sales team with the right support resources and tools to help them grow their business. In addition, we have enhanced our sales management training. Recognizing the link between sales performance and sales targets, we intend to make the growth and development of our sales team one of our top three focuses in 2013.

In Conclusion

We have a number of initiatives underway in addition to the three outlined above; but we are highlighting these three because we believe achieving these objectives will enable us to hit our 2013 targets and set us up for many years of growth and success.

Through the market turbulence, the resiliency and resolve of our people enabled us to achieve some significant milestones during 2012. Our guiding lights have been our core values, which empower every single employee to do what’s right for our customers and to have fun doing it. We could not have succeeded or reached our current heights without the hard work and determination of the men and women that make up the Ritchie Bros. team. We are lucky and grateful to work with such a dedicated and passionate team and we look forward to their continuing contributions in the coming years as we help the world’s builders to easily and confidently exchange equipment.

Our shareholders also deserve thanks, for their continued support and for trusting management’s abilities to set the appropriate course for the future. We would also like to thank the growing community of equipment owners who are choosing to work with Ritchie Bros. when they need to buy or sell equipment. We truly appreciate your support and loyalty and are pleased and honoured that you find good value in the services we provide.

Robert W. Murdoch	Peter J. Blake
Chairman	Chief Executive Officer

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance and long-term financial objectives;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in the used equipment market;

•	anticipated pricing environment for late model equipment;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, including the timing of the next major release and full commercial launch of our new online marketplace;

•	integration of AssetNation’s personnel, technology and e-commerce expertise to reach new segments of the equipment market;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including, among others, utilizing technology to enhance our auction services and support additional value added services;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force;

•	our ability to improve sales force productivity, employee engagement and management bench strength and increase operational efficiency of our sales and operations teams;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our Auction Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation and amortization expenses and general and administrative expenses;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•

the proportion of our revenues and operating costs denominated in currencies other than the US dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” below and other relevant factors.

Introduction

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2012 compared to the year ended December 31, 2011. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2012, and with the disclosures herein regarding forward-looking statements and risk factors.

The date of this discussion is as of February 22, 2013. Additional information relating to our Company, including our Annual Information Form, is available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR or EDGAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our audited consolidated financial statements and are presented in US dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

Annual Review of the Used Equipment Market

In 2012 OEM production finally caught up with demand for many categories of equipment and lead times for new equipment came down to more reasonable time frames. This impacted dealer inventory levels, for both new and used equipment, which rose steadily causing most dealers to cut back on purchase orders to allow these levels to flatten or reduce. We believe this resulted in more used equipment transactions which will have a positive effect on our business volumes.

The year started with robust used equipment pricing as demand for good quality, low hour equipment was strong at our auctions across all regions and supply remained tight. The pricing momentum carried forward before reaching a plateau at mid-year when there was gradual softening of prices for older equipment though prices for well maintained, low hour machines remained steady. Through the remainder of the year, used equipment prices remained volatile and choppy across many equipment categories sold at our auctions.

Some of our global markets experienced strength through most of the year, particularly Canada and Australia. Our largest market, the United States remained flat overall with the Eastern and Central United States making up for weakness in the West. After years of pessimistic economic news in the United States, there was an inflection in some of these indicators at the end of the year as the political landscape became clear and a potential path towards an economic recovery took shape. Europe remained challenging with Southern Europe in particular still coping with the fallout from their financial crisis, but this created some opportunities which we were able to capitalize on during the year.

Consolidated Highlights

Years ended December 31

($ millions, unless noted otherwise)	2012	2011	% Change
Consolidated Income Statements
Auction revenues	$437,955	$396,099	11%
Earnings from operations	120,039	103,712	16%
Net earnings	79,546	76,633	4%
Diluted EPS	0.74	0.72	4%
Cash Flows
Net cash generated by operating activities	$134,060	$141,146	5%
Net cash used in investing activities	(110,870)	(70,101)	-58%
Net cash generated by (used in) financing activities	43,414	(24,674)	276%
Other highlights
Gross Auction Proceeds(1),(2)	$3,907,991	$3,714,281	5%
Auction Revenue Rate(1),(3)	11.21%	10.66%	0.55	pts.
EBITDA Margin(1),(4)	36.8%	36.9%	(0.01	) pts.
Adjusted Net Earnings(1),(5)	82,550	73,638	12%
Adjusted Diluted EPS	0.77	0.69	12%
Dividends Paid	50,042	46,183	8%

(1)	These are non-IFRS measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds and EBITDA Margin for different financial periods provides more useful information about our performance for the relevant financial period. A reconciliation of Adjusted Net Earnings to net earnings is given below under “Adjusted Net Earnings”.
(2)	Gross Auction Proceeds represents the total proceeds from all items sold at our auctions. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds.
(3)	Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds.
(4)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our annual consolidated financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-IFRS measure. The EBITDA Margin is EBITDA as a proportion of auction revenues.
(5)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non recurring items, and we have provided a reconciliation below.

Auction revenues increased by 11% in 2012 and were a record high for the Company. Revenues increased as a result of record Gross Auction Proceeds and the increase in our Auction Revenue Rate resulting from the revised administrative fee which we introduced on July 1, 2011. Revenue growth was particularly strong in Canada and Europe which were up 24% and 18% respectively. U.S. revenue growth was more muted at 8% over 2011 while auction revenues generated by the rest of the world were down by 15%.

Earnings from operations grew by 16% over 2011 as SG&A expenses grew by 10%; a slightly lower rate than auction revenues. The increase in SG&A was primarily attributable to the acquisition and operating costs of AssetNation as well as our expenses related to our strategic initiatives. Depreciation and amortization expense decreased slightly year over year.

Net Earnings grew by 4% over 2011. In 2012, the company incurred other expenses of $4.7 million related to the disposition and write-down of auctions sites. This contrasted with 2011 when the company had a gain on the sale of a former auction site. Finance costs increased slightly due to increased borrowings related to our AssetNation acquisition. Our tax rates remained consistent year over year.

Net cash generated by operating activities was down by 5% as changes in working capital and an increase in cash taxes paid offset the increase as a result of net earnings.

Net cash used in investing activities was up by 58% as result of our acquisition of AssetNation during the year. However, our capital expenditures decreased by approximately $15 million or 19% as a result of our reduced development of new auction sites compared to recent years passed.

Net cash generated by financing activities was up by over 200% due to our $64 million in long-term borrowings related to our acquisition of AssetNation and our short-term borrowings. During the year dividends paid increased by almost $4 million or approximately 8%.

Gross Auction Proceeds grew by 5% during the year compared to 2011. Growth was strong in Canada with the Company for the first time exceeding $1 billion of Gross Auction Proceeds. In addition, the Company saw positive growth in Australia and Europe. Gross Auction Proceeds were relatively flat in the U.S. with decreases in the rest of the world. Applying 2011 foreign exchange rates, our Gross Auction Proceeds would have been nearly $50 million higher. This was mainly due to the decreased value of the Euro.

Auction Revenue Rate increased by 55 basis points in 2012 as a result of the full year effect of our revised administrative fee, offset by a small decrease in our commission rate during the year.

Our EBIDTA Margin in 2012 decreased by 1 basis point to 36.8% when compared to 2011 as our expenses grew consistently with our auction revenues.

Adjusted Net Earnings for the year ended December 31, 2012 were $82.6 million, or $0.77 per diluted share, compared to adjusted net earnings of $73.6 million, or $0.69 per diluted share for the year ended December 31, 2011, an increase of approximately 12% compared to 2011. The increase is primarily a result of higher auction revenues offset by the acquisition and operating costs related to AssetNation. Excluding these costs, our Adjusted Net Earnings growth would have been 17%.

A reconciliation of our net earnings to adjusted net earnings is as follows:

	Years ended December 31,
	2012	2011
Net earnings	$79,546	$76,633
After-tax loss (gain) on excess property (1, 2)	3,004	(2,995)

Adjusted Net Earnings	$82,550	$73,638

(1)	Net earnings for the twelve months ended December 31, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the twelve months ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site; a net impairment loss of $2,172 ($1,336 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina; and, an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

Our Strategy

Ritchie Bros. is the world’s largest auctioneer of used industrial equipment. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 44 auction sites worldwide. Our mission is to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. We sell, primarily through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries.

Value Proposition

Ritchie Bros. helps sellers achieve their objectives by bringing the global marketplace to the sale of their assets, and providing them the certainty of sale that an unreserved auction ensures. We do this by attracting large and diverse bidding audiences from around the world, comprised primarily of end users, and allowing them to compete in a transparent and fair bidding environment using a variety of on-site and online participation options. Ritchie Bros. helps buyers achieve their objectives by centrally displaying the equipment in our purpose built facilities and providing a truly transparent marketplace where buyers can be confident they are only bidding against other market participants. In 2012, Ritchie Bros. moved to expand our value proposition by adding additional transaction services (see our strategy under ADD on the following pages).

Some specific Ritchie Bros. strengths include:

1.	Our brand, which is supported by our reputation for conducting fair and transparent unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.

2.	Our ability to market equipment to our extensive customer base (over 560,000 customers from roughly 190 countries).

3.	Our industry-leading 21-language web site on which all equipment is marketed including related high-resolution photos and equipment specifications.

4.	Our ability to provide an equipment-owner access to a global market of retail equipment buyers and sell equipment at global market values.

5.	Our ability to attract end users, specifically 70-80% of sales go to end users, such as contractors with the remaining being purchased by dealers and brokers.

6.	Our international network of auction sites provides high value and consistent service to our customers as evidenced by approximately 55% of sales going to buyers from outside the region of sale.

Growth potential

We recently updated our analysis of the used equipment marketplace and estimate that the annual value of used equipment transactions, worldwide, is in excess of $200 billion. In this market:

1.	The market is highly fragmented and Ritchie Bros. is the largest player in this space with only a small share of the total market

2.	Private sales between equipment owners are the dominant form of transaction in the used equipment business

3.	Ritchie Bros. has a long history of growth and innovation and continues to expand its customer base.

Strategy

In 2010, Ritchie Bros. adopted a new mission statement that transitioned us from strictly an auction company to a company that provides solutions for the exchange of equipment. This mission is supported by our three strategic pillars and our core values as outlined below:

Our three strategic pillars can be expanded upon as follows:

GROW

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty of sale, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets, such as China, Brazil and other developing countries offer significant potential for growth in the long-term.

In addition, we intend to continue to invest in our network of auction sites by adding or replacing existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical competitive advantage, which helps us to sustain efficient and scalable growth and give our customers confidence. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and customer friendly as possible, so they feel confident on auction day and throughout the whole process.

Lastly, as a part of this strategic initiative we are pursuing opportunities to partner with our customers and potential customers by making strategic investments in various entities that we expect will generate equipment consignments to our auctions over the long term.

ADD

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to investigate new services to meet the needs of equipment owners, and harness the latest technology to supplement and enhance our auction services.

We are investing in new solutions enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We intend to continue to enhance our website at www.rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of making it the preferred global equipment website.

We have also invested in new solutions for equipment owners whose needs may not be met by our unreserved auctions. Most significantly, on May 15, 2012, we purchased AssetNation, an online marketplace and solutions provider for surplus and salvage assets. We will leverage AssetNation’s technology and e-commerce expertise to develop new solutions that we believe will double our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions. While we believe that the opportunity is significant we expect that it will take several years to have a material impact on our overall business results. We believe that we will be able to significantly leverage our Ritchie Bros. brand through this strategy and that this is a unique opportunity for our business.

PERFORM

To maintain our high standards of customer service we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

Our primary focus areas in the coming years will be improving our sales force productivity and the efficiency of our auction operations, as well as further enhancing employee engagement and management bench strength. We are focused on developing future managers and we are taking steps to improve our ability to attract, develop and retain key employees.

These strategic pillars help us focus our time money and talent to ensure we are meeting our mission. The table below outlines our recent and future priorities with regards to these pillars:

Our Strategic Pillars	What we accomplished in 2012	Our plans for 2013
Grow our core auction business	We added a new regional auction site in Donington Park, United Kingdom. Opened two replacement sites in Raleigh- Durham, North Carolina and Chehalis, Washington.	To focus on high potential growth opportunities in existing markets and break our records for Gross Auction Proceeds and Auction Revenues and to focus on and improve our at risk deal performance.

	Achieved our record Gross Auction Proceeds and largest ever Auction Revenues in the Company’s history.	Hold our first auction in China in 2013.

Add new business and information solutions	On May 15, 2012 we purchased AssetNation, an online marketplace and solutions providor for surplus and salvage assets. We leveraged AssetNation’s technology and e-commerce expertise to develop new solutions for our customers.	Launch and grow our new online marketplace, Ritchie Bros. EquipmentOne. Ritchie Bros. EquipmentOne is a complementary solution to our flagship unreserved auction business. This marketplace will allow buyers and sellers to negotiate, complete and settle their transactions in a safe and transparent environment. A full commercial launch will be scheduled for the second quarter of 2013.

	We expanded Ritchie Bros. Financial Services to Europe, Mexico and Australia.	Continue our focus on improving our Business Intelligence and our marketing insights.

Perform by building a high performance customer focused Ritchie Bros. team	We realigned our organization into Sales and Operations groups allowing these respective teams to focus on what they do best; furthering our employee engagement and management bench strength.	We will hire additional Territory Managers, Trainee Territory Managers and Territory Sales Support Staff. We will provide additional and enhanced training to our Regional Sales Managers.

	We increased the number of Sales personnel and Trainee Territory Managers on our team.	We will continue to support our sales team by introducing better sales tools and processes.

We introduced and launched the first phase of our new Regional Sales Manager Training program focusing on sales leadership with 100% of our RSMs taking part.

Our plans for 2013 reflect our urgent focus on specific strategies to grow both Gross Auction Proceeds and auction revenues while achieving the leverage inherent in our business model resulting in increased profitability and driving shareholder value.

Long-Term Financial Objectives

Our long-term financial objectives(1) are the targets that our strategic initiatives and investments are designed to drive. These objectives reflect the growth, leverage and cash flow generation inherent in our business model, and are presented below:

•	Adjusted EPS(2) growth of at least 15% on average

•	ROIC(3) of at least 15%

•	EBITDA Margin(4) of at least 40%

Prior to 2009 we had a history of achieving these targets. Since 2009 we have not achieved these targets due to a number of factors including the severity of the global economic crisis which affected all our markets but most significantly for our business, the United States. We believe this reduced the volume of transactions in the used equipment marketplace and affected our ability to grow our Gross Auction Proceeds. Additionally, we continued our long term capital investment program during this period and built capacity for future growth, although in the short term this raised our fixed costs and our invested capital.

Our focus continues to be on achieving these long term financial objectives by driving growth in our Gross Auction Proceeds and leveraging our infrastructure that is in place.

We believe our investment and operating decisions over the last few years have positioned us well, allowing us to grow our share of the used equipment market and to deliver compelling solutions to meet the needs of our customers. Through these decisions we are building a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth. We also believe that, over the long-term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings and our margins, in part because our share of the world market for used equipment is so small.

(1)

These are objectives of the Company and whether we can achieve them will depend on a number of factors, some of which may not be within our control. Please refer to the discussion under “Risk Factors” below. As these are objectives, there is no assurance that we will be able to achieve these objectives as set out above.

(2)	Adjusted EPS is a non-IFRS measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted net earnings per share (Adjusted EPS) as financial statement net earnings per share excluding the after-tax effects of sales of excess properties and other non-recurring items.

(3)	ROIC is a non-IFRS measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

Return on invested capital (ROIC) is calculated using the information disclosed in our consolidated financial statements by dividing Adjusted Net Earnings into average invested capital, defined as average shareholders’ equity plus average non-current borrowings for the financial year.

(4)

EBITDA Margin is a non-IFRS measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. This measure has been defined above in the “Consolidated Highlights” section.

Our Business and its Drivers

Our core business is our auctions and the adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is an efficient, effective and fair way to exchange equipment.

The world market for used equipment and trucks is driven by the cumulative supply of used equipment and trucks, which is affected by the ongoing production of new equipment and trucks and the motivation of equipment owners to realign and replace their fleets.

Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business which is reflected in our Gross Auction Proceeds growth. We generally cannot influence the decision of an equipment owner whether to sell or not, but once they have made the decision to sell, our sales team’s opportunity is to demonstrate the Ritchie Bros. Auctioneers value proposition and have the equipment contributed to one of our unreserved auctions.

Gross Auction Proceeds represent the value of the equipment we sell at our auctions. Auction revenues represent the revenue we earn in the course of conducting our auctions. The portion of Gross Auction Proceeds that we do not retain is remitted to our customers who consign the items to our auctions.

Auction revenues are comprised of auction commissions and auction fees. Auction commissions are earned from consignors through straight commission and guarantee auction contracts as well as the net profits or losses on the sale of inventory items. Auction fees, primarily collected from our buyers are made up of administrative fees, internet purchase fees, proxy purchase fees, documentation fees and storage fees. Beginning July 1, 2011 the internet purchase and proxy fees were eliminated and we expanded and simplified our administrative fee to be applicable to all buyers at our auctions. We also earn revenue from our insurance, warranty and customer finance programs and this revenue has been recorded as a part of auction fees as they are not material. Our Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds. Our expected annual Auction Revenue Rate is in the range of 11.0% to 11.75%.

All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Auction Commissions

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the Gross Auction Proceeds of the consigned equipment at auction. Straight commission sales were approximately 68% of our Gross Auction Proceeds in the year ended December 31, 2012 and 72% for the fourth quarter of 2012. This is a slight increase over 2011 but lower than our historic range of approximately 75-80% of our annual Gross Auction Proceeds.

We generally refer to our guarantee and outright purchase business as our at risk, or underwritten, business and we are generally indifferent between a guarantee contract and an inventory contract. As we do not control the sale price of items sold at our auctions, both a guarantee contract and an inventory contract represent a similar nature of risk and opportunity for us. Our customers’ circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract.

Our at risk business represented approximately 32% of our Gross Auction Proceeds in 2012, and 28% for the fourth quarter of 2012. This is a decrease over 2011 but is higher than our historic levels of approximately 20% to 25% of our annual Gross Auction Proceeds.

In the normal course of business, we guarantee minimum sales proceeds to a consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis at the next practical auction in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale.

Auction commissions also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as other consignments. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as a part of auction commissions.

The largest contributor to the variability of our Auction Revenue Rate (the two components being commissions and fees) is the performance of our at risk business. When our at risk business performs better or worse than expected our Auction Revenue rate could fall outside our expected range of 11.0% to 11.75% of our Gross Auction Proceeds. Our straight commission rate and our auction fees are not subject to a significant amount of variability on an annual basis.

As we work with our customers to assist in their equipment transactions we will determine, in certain strategic cases to present proposals that include at risk contracts in order to build our business and position ourselves in the marketplace. In making the decision to strategically use an at risk proposal, we consider a multitude of factors, including, the size and the mix of the equipment in the proposal, the condition of the equipment, the timing of the contract in relation to a particular auction and its impact on attracting additional consignments, the competitive environment, our ability to build our market share and the relationship with the customer. We have a rigorous approach to appraising and evaluating the items included in a potential at risk deal and have a well developed, strict internal approval process for entering into at risk contracts.

Due to the multiple strategic factors which motivate us to enter into at risk contracts, on an annual basis the performance of our at risk business may be below that of our straight commission business. Consistent with this, in four of the past five years the performance of our at risk business has performed below our straight commission while our overall Auction Revenue Rate has remained within our expected range.

As a result, The mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our Auction Revenue Rate are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Auction Fees

Auction fees are generally earned from buyers at our auctions. Administrative fees are the most significant component of auction fees and are charged to buyers on a fixed percentage of the purchase price of each lot, to a maximum amount based on the value of the items purchased. We also earn documentation fees and storage fees for services provided to both our buyers and consignors. The changes to our fee structure that took effect July 1, 2011, had an incremental effect of increasing our auction revenue by $25.9 million in 2012.

Other Influences on Auction Revenues

Our Gross Auction Proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. Gross Auction Proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.

Because of these seasonal and period-to-period variations, we believe that our Gross Auction Proceeds, auction revenues and net earnings are best compared on an annual basis.

Gross Auction Proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing operations, the number and size of auctions and, as a result, the level of Gross Auction Proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent.

Operations

The majority of our industrial auctions are held at our permanent auction sites where we generally own the land and facilities or at regional auction sites, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. For the year ended December 31, 2012, approximately 90% of our Gross Auction Proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (2011: 91%).

Our auction sites are enhanced by our online bidding service that allows bidders to participate in our live auctions remotely over the internet. In 2012 approximately 50% (2011: 50%) of our successful bidders and runner-up bids came from our customers participating over the internet.

In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction site, and ultimately to developing a permanent auction site. Economies of scale are also usually achieved when our auctions increase in size.

For the year ended December 31, 2012 we had 39 permanent auction sites (2011: 39) and we had five regional auction sites (2011: four). Further discussion of our auction site definitions and a list of our auction sites is included in our Annual Information Form for the year ended December 31, 2012; the auction site information is incorporated by reference into this MD&A discussion.

The following selected consolidated financial information as at December 31, 2012 and 2011, and for each of the years ended December 31, 2012 and 2011, has been derived from our audited consolidated financial statements. This data should be read together with those financial statements, including the notes thereto, and the risk factors described below.

Overall Performance

Our net earnings for the year ended December 31, 2012 were $79.5 million, or $0.74 per diluted share, compared to $76.6 million, or $0.72 per diluted share, for the year ended December 31, 2011.

Financial Overview	Years ended December 31,
(in millions of U.S. dollars, except EPS)	2012	2011	Change	% Change
Auction revenues	$437,955	$396,099	$41,856	11%
Direct expense	49,687	48,044	1,643	3%
SG&A expenses(1)	268,229	244,343	23,886	10%
Earnings from operations	120,039	103,712	16,327	16%
Other income (expenses)	(3,584)	7,518	(11,102)	-148%
Finance costs	4,440	3,215	1,225	38%
Income tax expense	32,469	31,382	1,087	3%
Net earnings	79,546	76,633	2,913	4%
Adjusted Net Earnings (2),(3)	82,550	73,638	8,912	12%
Diluted Adjusted EPS(2)	$0.77	$0.69	$0.08	12%
Effective tax rate	29.0%	29.1%	n/a	0%
Gross Auction Proceeds (2),(4)	$3,907,991	$3,714,281	$193,710	5%
Auction Revenue Rate(2),(5)	11.21%	10.66%	n/a	5%
Direct Expense Rate	1.27%	1.29%	n/a	-2%
EBITDA Margin(2),(6)	36.8%	36.9%	n/a	0%

(1)	Selling, general and administrative expenses (SG&A) include depreciation and amortization expense.
(2)	These are non-IFRS measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds and EBITDA Margin for different financial periods provides more useful information about our performance for the relevant financial period. A reconciliation of Adjusted Net Earnings to net earnings is given below under “Net Earnings and Adjusted net earnings”.
(3)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items, and we have provided a reconciliation below.
(4)	Gross Auction Proceeds represents the total proceeds from all items sold at our auctions. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statement. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds.
(5)	Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds.
(6)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our annual condensed consolidated financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-IFRS measure. The EBITDA Margin is EBITDA as a proportion of auction revenues.

United States Dollar Exchange Rate Comparison

Value of one U.S. dollar	Years ended December 31,
	2012	2011	% Change
Year-end exchange rate:
Canadian dollar	$0.9928	$1.0210	-3%
Euro	0.7579	0.7716	-2%
Average exchange rate:
Canadian dollar	$0.9994	$0.9893	1%
Euro	0.7780	0.7192	8%

Effect of Exchange Rate Movement on Income Statement Components

2012 results presented using	Years ended December 31,
average annual foreign	2012 using	2012 using
exchange rates	2012 rates	2011 rates	Change	% Change
Gross Auction Proceeds	$3,907,991	$3,957,758	$(49,767)	-1%
Auction revenues	437,955	443,803	(5,848)	-1%
Direct expense	49,687	50,411	(724)	-1%
SG&A expenses	268,229	272,089	(3,860)	-1%

We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In 2012, approximately 49% of our revenues and approximately 56% of our operating costs were denominated in currencies other than the U.S. dollar as compared to 45% and 60%, respectively, in 2011.

The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. Over the past several years there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements largely offset, making the impact of the currency fluctuation on our net earnings minimal.

Gross Auction Proceeds

Our Gross Auction Proceeds for the year ended December 31, 2012 were $3.9 billion, 5% higher compared to the year ended December 31, 2011. Our Gross Auction Proceeds were negatively impacted by foreign exchange by 1% or approximately $50 million.

Straight commission contracts generated the majority of our Gross Auction Proceeds with the remainder being made up by our at risk business. In 2012, at risk business generated approximately 32% of our Gross Auction Proceeds, a decrease compared to 36% in 2011.

Auction Revenues & Auction Revenue Rate

	Years ended December 31,
Auction revenues(1):	2012	2011	Change	% Change
United States	$211,160	$195,274	$15,886	8%
Canada	124,392	100,404	23,988	24%
Europe	60,572	51,403	9,169	18%
Other	41,831	49,018	(7,187)	-15%
Total	$437,955	$396,099	$41,856	11%
Gross Auction Proceeds	$3,907,991	$3,714,281	$193,710	5%
Auction Revenue Rate	11.21%	10.66%		5%

(1)	Information by geographic segment is based on auction location.

Auction revenues for the year ended December 31, 2012 increased to $438.0 million compared to $396.1 million for the same period in the prior year, due primarily to an increase in our Auction Revenue Rate resulting from the impact of our revised administrative fee as well as an increase in Gross Auction Proceeds. Approximately 48% of our auction revenues in 2012 were earned from operations in the United States (2011: 50%), 28% were generated from auctions in Canada (2011: 25%) and the remaining 24% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (2011: 25%).

Auction revenues include both commissions charged to sellers (auction commissions) and fee income earned from buyers (auction fees) at our auctions. Our Auction Revenue Rate for the year ended December 31, 2012, increased to 11.21% from 10.66% for the same period in 2011. This increase in the rate in 2012 is primarily a result of our revised administrative fee that was introduced July 1, 2011, and had an approximately $25.9 million incremental effect in the first six months of 2012 as compared to the first six months of 2011.

Offsetting the increase in our Auction Revenue Rate was our commission rate performance. Our commission rate fluctuated during the year and was lower for the year as compared to the prior year due to the performance of our at risk business. In 2012, our average commission rate for the year was 9.0% compared to 9.3% in 2011. Over the past five years our quarterly auction commission rate has ranged between 8.47% and 10.25%. Our auction commission rate and overall Auction Revenue Rate is presented in the graph below.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Auction Revenue Rate of approximately 125 basis points since its introduction.

Direct Expense Rate

Our direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the cost of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auctions sites, among other costs.

Our direct expense rate, which represents direct expenses as a percentage of Gross Auction Proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our direct expense rate for the year ended December 31, 2012 decreased slightly to 1.27% compared to 1.29% for the same period in 2011. This decrease in our direct expense rate was due to efficiencies realized as the average size of our auctions was higher when compared to the same period in 2011.

Selling, General & Administrative Expenses (SG&A)

SG&A expenses include such expenditures as employee compensation expense (salaries, wages, bonuses and benefits), building and facilities expense (repairs and maintenance, leases, rentals and utilities), non-auction related travel, promotion and other general and administrative expense as well as depreciation and amortization expense. Approximately 60% of our other SG&A expenses on an annual basis are personnel costs.

SG&A expenses, excluding depreciation and amortization expense, for the year ended December 31, 2012 increased to $227.1 million compared to $201.9 million in the same period of 2011. This increase was primarily driven by $12.7 million of operating and acquisition costs relating to AssetNation as well as increased costs of $7.5 million related to our strategic initiatives such as our new value added services, Detailed Equipment Information, and our realignment of our sales and operations teams. Partially offsetting these amounts were changes in foreign exchange rates that decreased SG&A by $3.2 million in 2012 compared to the rates realized in 2011. Excluding these items, our SG&A increased by 4% or $8.2 million in 2012 as compared to 2011. This increase is due primarily to increases in personnel costs.

The remaining portion of our SG&A is depreciation and amortization expense. Depreciation and amortization expense is calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.

Depreciation and amortization expense decreased slightly in 2012 as a result of relatively fewer assets being put into service in the past two years compared to the significant additions that we made in the preceding three to four years. Additionally, changes in foreign exchange rates decreased depreciation and amortization by $0.7 million in 2012 compared to 2011. We expect our depreciation and amortization expense in future periods to increase or decrease in line with our on-going capital expenditures. As our capital expenditure program moderates, we would expect our depreciation and amortization expense also to moderate.

Other Income

Other income includes the gains or losses from foreign exchange, the disposition of property, plant and equipment and other income or loss not earned in the normal course of business operations.

Other expense in 2012 included a loss of $1.9 million recorded on the sale of a former permanent auction site in Olympia, Washington; and, net impairment losses of $2.8 million on the company’s former permanent auction sites in Statesville, North Carolina and London, Ontario. These expenses were partially offset by gains on other assets and other revenues. In 2011, other income included a gain of $3.5 million recorded on the sale of another former permanent auction site, as well as gains on the disposal of other assets (see net earnings and adjusted earnings below).

Finance Costs

Finance costs include both the finance income earned on our excess cash and receivable balances and the finance costs related to interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets.

Our finance income fluctuates from period to period depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held during the period.

Finance costs increased in 2012 compared to 2011 due primarily to greater interest costs relating to borrowings incurred to finance our acquisition of AssetNation.

Effective Tax Rate

Our effective tax rate of 29.0% for the year ended December 31, 2012 was consistent with the rate of 29.1% achieved in 2011. In 2011 the Company recorded a gain on a property disposition that was subject to a relatively low rate of tax, thereby reducing the 2011 effective tax rate. This low rate was maintained through 2012 as a result of a greater portion of income in the year having been earned in jurisdictions subject to a lower rate of tax.

Net Earnings and Adjusted Net Earnings

Net earnings and adjusted net earnings for the year ended December 31, 2012 were $79.5 million and $82.6 million, or $0.74 and $0.77 per diluted share, respectively, compared to net earnings and adjusted net earnings of $76.6 million and $73.6 million, or $0.72 and $0.69 per diluted share, respectively, for the year ended December 31, 2011.

Our adjusted net earnings for the year ended December 31, 2012 increased by approximately 12% compared to the same period in 2011, primarily as a result of higher auction revenues, offset partially by the increases in direct expenses and SG&A expenses.

Reconciliations of our net earnings to adjusted net earnings are as follows:

	Years ended December 31,
	2012	2011
Net earnings	$79,546	$76,633
After-tax loss (gain) on excess property (1, 2)	3,004	(2,995)

Adjusted Net Earnings	$82,550	$73,638

(1)	Net earnings for the twelve months ended December 31, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the twelve months ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site; a net impairment loss of $2,172 ($1,336 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina; and, an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

Selected Annual Information

(in millions of U.S. dollars)	Years ended December 31,
	2012	2011	Change	% Change
Statement of Operations data:
Net earnings	$79,546	$76,633	$2,913	4%
Net earnings per share—basic	0.75	0.72	0.03	4%
Net earnings per share—diluted	0.74	0.72	0.03	4%
Dividends declared per share(1)	0.47	0.44	0.04	8%
Balance Sheet data (as at Dec 31):
Working capital (including cash)	$96,053	$63,296	$32,757	52%
Property, plant and equipment	655,677	644,333	11,344	2%
Total assets	1,132,498	967,241	165,257	17%
Non-current liabilities	226,419	158,791	67,628	43%
Statement of Cash Flows data:
Property, Plant, and Equipment and Intangible additions	$62,340	$77,053	$(14,713)	-19%

(1)	Cash dividends declared per share includes cash payments made during the financial year; there are timing differences for the fourth quarter dividend which is paid in the subsequent year. For the fourth quarter of 2012, we declared cash dividends of $0.1225 per common share (2011 – $0.1125) on January 21, 2013, which is not included in the 2012 amount.

Operations

During 2012 we conducted 221 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Central America (2011: 228 auctions). Although our auctions vary in size, our 12-month rolling average industrial auction results were as follows:

Average per industrial auction	Years ended December 31,
	2012	2011
Gross Auction Proceeds	$16.5 million	$15.5 million
Bidder registrations	1,760	1,690
Consignments	190	181
Lots	1,300	1,180

Key industrial auction metrics

Our key industrial auction metrics for 2012 and 2011 are shown below:

Totals per key industrial auction metric	Years ended December 31,
	2012	2011
Consignments	42,100	41,300
Bidder registrations	389,500	385,000
Buyers	99,250	95,550
Lots	287,000	268,500

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Website metrics

We sold over $1.3 billion of equipment, trucks and other assets to online bidders in 2012, representing a 18% increase compared to the same period in 2011 (2011: $1.1 billion) and approximately 33% of our total Gross Auction Proceeds, re-confirming our position as the world’s largest auctioneer of used industrial equipment to online buyers.

The increase in our online presence was also demonstrated by a 40% increase in unique visitors to our website during 2012 compared to 2011.

	Years ended December 31,
	2012	2011
Unique visitors	5.6 million	4.0 million

Headcount

Personnel increased over the prior year period primarily due to our strategic initiatives and the purchase of AssetNation. People continue to be an important part of our growth strategy and we are focused on improving our sales force productivity, employee engagement and management bench strength. Our total headcount increased by approximately 80 people as a result of the addition of the AssetNation workforce in the second quarter of 2012.

	As at December 31,
	2012	2011
Full-time employees	1,414	1,279
Sales representatives (1)	305	294
Trainee territory managers	21	16

(1)	Our definition of sales representatives changed effective January 1, 2012 and now includes only our territory managers and regional sales managers. The definition no longer includes divisional managers as this position was eliminated effective January 1, 2012. Comparative numbers have been adjusted accordingly. AssetNation sales representatives are not included in these numbers.

Summary of Fourth Quarter Results

Fourth quarter net earnings were $22.1 million, or $0.21 per diluted share, compared to net earnings of $26.8 million, or $0.25 per diluted share, for the same period in 2011.

Financial Overview	Three months ended December 31,
(in millions of U.S. dollars, except EPS)	2012	2011	Change	% Change
Auction revenues	$117,140	$113,403	$3,737	3%
Direct expense	12,771	13,531	(760)	-6%
SG&A expenses(1)	71,238	61,084	10,154	17%
Earnings from operations	33,131	38,788	(5,657)	-15%
Other income (expenses)	(765)	328	(1,093)	-333%
Finance costs	(1,056)	(671)	(385)	57%
Income tax expense	9,207	11,678	(2,471)	-21%
Net earnings	22,103	26,767	(4,664)	-17%
Adjusted Net Earnings (2),(3)	22,399	26,767	(4,368)	-16%
Diluted Adjusted EPS(2)	$0.21	$0.25	$(0.04)	-16%
Effective tax rate	29.4%	30.4%	n/a	-3%
Gross Auction Proceeds (2),(4)	$1,000,413	$1,039,790	$(39,377)	-4%
Auction Revenue Rate(2),(5)	11.71%	10.91%	n/a	7%
Direct Expense Rate	1.28%	1.30%	n/a	-2%
EBITDA Margin(2),(6)	37.4%	43.3%	n/a	-14%

(1) to (6) Refer to Overall Performance above for more information by line item.

Gross Auction Proceeds

Our Gross Auction Proceeds were $1.0 billion for the quarter ended December 31, 2012, which is consistent with the same period in 2011. Foreign exchange did not have a significant impact on our Gross Auction Proceeds when compared to 2011. Our at risk business represented approximately 28% of our Gross Auction Proceeds in the fourth quarter of 2012, compared to 39% in the fourth quarter of 2011.

Auction Revenues

We earned auction revenues of $117.1 million during the fourth quarter of 2012, compared to auction revenues of $113.4 million in the same period of 2011. Our Auction Revenue Rate increased to 11.71% from 10.91% in the respective periods, mainly as a result of the improved performance of our at risk business in the fourth quarter of 2012.

Direct Expense

Our direct expense rate decreased to 1.28% for the fourth quarter of 2012 compared to 1.30% in the same period of 2011. This decrease in our quarterly direct expense rate was due to efficiencies realized as the average size of our auctions was higher when compared to the same period in 2011.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $71.2 million in the fourth quarter of 2012, compared to $61.1 million in the same period of 2011. This increase was primarily driven by $4.6 million of operating expenses related to AssetNation. Changes in foreign exchange rates contributed to an increased SG&A by $0.6 million in the fourth quarter of 2012 compared to the rates used in the third quarter of 2011. Excluding these two items our SG&A increased by $4.9 million compared to the fourth quarter of 2011 related primarily to personnel costs.

Effective Tax Rate

Our effective tax rate of 29.4% for the three months ended December 31, 2012 was lower than the 30.4% recorded in the comparative period in 2011 as a result of a greater portion of income in the quarter having been earned in jurisdictions subject to a lower rate of tax.

Net Earnings and Adjusted Net Earnings

Net earnings and adjusted net earnings for the three months ended December 31, 2012 were $22.1 million and $22.4 million, or $0.21 and $0.21 per diluted share, respectively, compared to net earnings and adjusted net earnings of $26.8 million, or $0.25 per diluted share, for the three months ended December 31, 2011.

Our adjusted net earnings for the three months ended December 31, 2012 decreased by approximately 16% compared to the same period in 2011, primarily as a result of increases in SG&A expenses offset by a slight increase in auction revenues.

Reconciliations of our net earnings to adjusted net earnings are as follows:

	Three months ended December 31,
	2012	2011
Net earnings	$22,103	$26,767
After-tax loss (gain) on excess property (1, 2)	296	—

Adjusted Net Earnings	$22,399	$26,767

(1)	Net earnings for the three months ended December 31, 2012 included an impairment reversal of $285 ($175 after tax, or $0.00 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in Statesville, North Carolina.
(2)	Net earnings for the three months ended December 31, 2012 included an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against the Company’s former permanent auction site in London, Ontario.

Capital Expenditures

PP&E and intangible additions were $12.7 million for the fourth quarter of 2012, compared to $21.1 million in the fourth quarter of 2011. Our capital expenditures in the fourth quarter of 2012 related primarily to the development of permanent auction sites and our information system enhancements.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements, and in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2012 and 2011, and our discussion above about the seasonality of our business.

	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Gross Auction Proceeds	$1,000,413	$848,536	$1,194,536	$864,506
Auction revenues	$117,140	$92,326	$127,213	$101,276
Net earnings	22,103	8,171	31,303	17,969
Adjusted Net Earnings	22,399	9,682	32,500	17,969
Net earnings per share, basic	$0.21	$0.08	$0.29	$0.17
Net earnings per share, diluted	0.21	0.08	0.29	0.17
Adjusted Net Earnings per share, diluted	0.21	0.09	0.30	0.17

	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Gross Auction Proceeds	$1,039,790	$673,362	$1,149,847	$851,283
Auction revenues	$113,403	$79,709	$114,524	$88,463
Net earnings	26,767	6,533	26,763	16,570
Adjusted Net Earnings	26,767	6,533	26,763	13,575
Net earnings per share, basic	$0.25	$0.06	$0.25	$0.16
Net earnings per share, diluted	0.25	0.06	0.25	0.16
Adjusted Net Earnings per share, diluted	0.25	0.06	0.25	0.13

Gross Auction Proceeds and auction revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our Gross Auction Proceeds and auction revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our Gross Auction Proceeds, auction revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 22, 2013 we had 106,637,761 common shares issued and outstanding and stock options outstanding to purchase a total of 3,499,547 common shares.

Liquidity and Capital Resources

	As at December 31,
	2012	2011	% Change
Working capital	$96,053	$63,296	52%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during 2012 primarily as a result of the cash generated through our operating activities, partially offset by our spending on capital assets and dividend payments.

At December 31, 2012, we had $39 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 3.0%. The remaining available borrowings under our credit facilities totalled $313 million, including a $109 million five-year committed credit facility expiring in January 2014, and a $100 million three-year uncommitted, non-revolving credit facility expiring in November 2014. We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of Ritchie Bros.

EquipmentOne.

Contractual Obligations

	Payments Due by Period
			In 2014	In 2016
	Total	In 2013	and 2015	and 2017	After 2017
Non-current debt obligations	$200,746	$15,000	$61,171	$60,326	$64,249
Interest on long-term debt obligations	37,930	7,663	12,841	6,377	11,049
Operating leases obligations	137,808	9,734	16,452	15,460	96,162
Other non-current obligations	661	661	—	—	—

Total contractual obligations	$377,145	$33,058	$90,464	$82,163	$171,460

Our long-term debt included in the table above is comprised of term loans put in place in 2005 with original terms to maturity of five years, which were subsequently extended, a revolving loan drawn under a credit facility that is available until January 2014; as well as a term loan put in place in 2009 with a term to maturity of seven years, and two term loans put in place in 2012 with a term to maturity of ten years. Our operating leases relate primarily to land on which we operate regional auction sites and administrative buildings. These properties are located in Canada, the U.S.A., the Netherlands, Spain, Germany, the United Kingdom, Portugal, China, Dubai, Mexico and Panama.

In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure as at December 31, 2012 from these guarantee contracts was $20.3 million (compared to $44.7 million at December 31, 2011), which we anticipate will be fully covered by the proceeds that we will receive from the sale at auction of the related equipment, plus our commission. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows

	Years ended December 31,
Cash provided by (used in):	2012	2011	% Change
Operating activities	$134,060	$141,146	5%
Investing activities	(110,870)	(70,101)	-58%
Financing activities	43,414	(24,674)	276%
Effect of changes in foreign currency rates	2,124	(5,233)	141%
Net increase in cash and cash equivalents	$68,728	$41,138	67%

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Property, plant and equipment and intangible additions were $62.3 million for the year ended December 31, 2012 compared to $77.1 million in the same period in 2011.

We expect our annual capital expenditures will be in the range of $60 to $70 million per year for the next several years. We plan to add an average of one new auction site to our network per year, and to make improvements to and replace older existing sites. Actual expenditures will depend on the availability and cost of suitable expansion opportunities, and prevailing business and economic conditions. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under our credit facilities.

Our capital expenditures for the year ended December 31, 2012 related primarily to the purchase of property for a future auction site in Melbourne, Australia, the development and improvement of our auction sites in Chehalis, Washington and Raleigh-Durham, North Carolina and investments in computer software and hardware. We also invested $63 million in the acquisition of AssetNation in the second quarter of 2012.

We declared and paid regular cash dividends of $0.1125 per share for each of the quarters ended December 31, 2011 and March 31, 2012, and declared and paid dividends of $0.1225 for each of the quarters ended June 30, 2012 and September 30, 2012. We have declared, but not yet paid, dividends of $0.1225 per share for the quarter ended December 31, 2012.

Total dividend payments for 2012 were $50.0 million compared to total dividend payments of $46.2 million in 2011. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our long-term debt and available credit facilities at December 31, 2012 and December 31, 2011 were as follows:

	Years ended December 31,
	2012	2011	% Change
Long-term debt	$200,746	$133,881	50%
Committed
Revolving credit facilities	235,000	235,000	0%
Revolving credit facilities available	118,848	146,687	-19%
Uncommitted
Revolving credit facilities	105,475	103,475	2%
Revolving credit facilities available	93,832	94,979	-1%
Non-revolving credit facilities	225,000	225,000	0%
Non-revolving credit facilities available	100,314	166,236	-40%
Total credit facilities	565,672	563,475	0%
Total credit facilities available	312,994	407,902	-23%

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at December 31, 2012, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 2.0% to 6.4% (with a weighted-average annual interest rate of 4.0%). We were in compliance with all financial and other covenants applicable to our credit facilities at December 31, 2012.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at December 31, 2012 were as follows:

	Scheduled interest payments
	In 2013	In 2014	In 2015	In 2016	In 2017	Thereafter
Interest payments on long-term debt	$7,663	$6,458	$6,383	$3,853	$2,524	$11,049

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the US dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During 2012, we recorded a net increase in our foreign currency translation adjustment balance of $2.1 million, compared to a net decrease of $6.1 million in 2011. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2012 we had a total of $30.0 million (December 31, 2011: $30.0 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with IFRS, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of property, plant and equipment, intangibles, goodwill and deferred income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 2 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. If recovery of these deferred tax assets is considered unlikely, we must calculate our best estimate of the recovery. To the extent we either establish or increase our best estimate in a period, we must include an expense within the tax provision in the consolidated income statements. Significant management judgment is required in determining our provision for income taxes, our measurement of deferred tax assets and liabilities, and any change in best estimate recorded against our net deferred tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our best estimate which could materially impact the presentation of our financial position and results of operations.

Valuation of Goodwill

We assess the possible impairment of goodwill in accordance with IFRS on an annual basis. The standards stipulate that goodwill is allocated to Cash-Generating Units (CGUs), or groups of CGU’s, that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the level at which goodwill is monitored internally. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups. An impairment loss is recognized if the CGU’s carrying amount (including goodwill) exceeds the recoverable value, which is the greater of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

We perform the goodwill test annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the latest test at December 31, 2012 and determined that no impairment had occurred.

Presentation of Inventory Contracts

We present the revenue from straight commission and guarantee contracts and the net proceeds from inventory contracts as auction revenues. We have one sales team that generates all of our revenue, and regardless of the type of contract, all of the equipment sold at our auctions is sold to the highest bidder on an unreserved basis. Although we take title to the equipment we sell under inventory contracts, the period of direct ownership is relatively short and the equipment is processed in the same manner as other consigned equipment. As a result, we present the results of all equipment sold at our auctions on a net basis as auction revenues because it is more reflective of the substance of the transaction.

We value our inventory at the lower of cost and net realizable value on a specific item basis. In addition, we monitor the results from the sale of this inventory at auction after the balance sheet date up to the release of our financial statements and record any losses realized on inventory contracts.

Changes in Accounting Policies

There have been no accounting policy changes implemented during the period.

Recent Accounting Pronouncements

There were no accounting pronouncements made during 2012 that impact our accounting policies or the presentation of our consolidated financial position or financial performance.

Disclosure Controls and Procedures

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our Company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2012.

We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2012. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control – Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2012.

The effectiveness of our internal controls over financial reporting as of December 31, 2012 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2012 consolidated annual financial statements, as stated in their report, which is included in our consolidated financial statements.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future auction revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the vast majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent years, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. In addition, a change in market values could also result in guarantee or inventory values exceeding the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. If our exposure to at risk contracts increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations, including, without limitation, the AssetNation business;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•

establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

We continue to pursue a long-term growth strategy that contemplates investments in growing our core business and exploring and developing new solutions to meet the needs of equipment owners whose needs are not met by the unreserved auction method, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our Gross Auction Proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of Gross Auction Proceeds growth. There can be no assurances that our Gross Auction Proceeds and auction revenues will grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our technology infrastructure is critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance.

Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our Gross Auction Proceeds and harming our business, financial condition and results of operations.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce Gross Auction Proceeds and harm our business, financial condition and results of operations.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

Although we report our financial results in U.S. dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business has significant operations in foreign jurisdictions.

We are exposed to risks related operating in foreign jurisdictions. These risks and uncertainties vary from country to country and our operations may be affected in varying degrees by government regulations. Failure to comply strictly with applicable laws, regulations and local practices relating to auction regulations and other business regulations could impact our ability to operate in these jurisdictions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.

We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

We are in the process of implementing a formal disaster recovery plan, however, it is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Certain global conditions may affect our ability to conduct successful auctions.

Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•

the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We may not continue to pay regular cash dividends.

We declared and paid total quarterly cash dividends of $0.47 per outstanding common share for the four quarters ended December 31, 2012. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

Consolidated Financial Statements of

RITCHIE BROS. AUCTIONEERS INCORPORATED

Years ended December 31, 2012 and 2011

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited the accompanying consolidated financial statements of Ritchie Bros. Auctioneers Incorporated and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and 2011, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ritchie Bros. Auctioneers Incorporated as at December 31, 2012 and 2011, and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the committee of Sponsoring Organization of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2013

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited Ritchie Bros. Auctioneers Incorporated’s (“the Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011 and our report dated February 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants

Vancouver, Canada

February 22, 2013

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

Year ended December 31,	2012	2011
Auction revenues (note 5)	$437,955	$396,099
Direct expenses (note 6)	49,687	48,044

	388,268	348,055
Selling, general and administrative expenses (note 6)	268,229	244,343

Earnings from operations	120,039	103,712
Other income (expense):
Foreign exchange loss	(619)	(585)
Gain (loss) on disposition of property, plant and equipment	(2,074)	3,861
Other	(891)	4,242

	(3,584)	7,518
Finance income (costs) (note 7):
Finance income	2,420	2,326
Finance costs	(6,860)	(5,541)

	(4,440)	(3,215)

Earnings before income taxes	112,015	108,015
Income tax expense (note 8):
Current	30,371	26,096
Deferred	2,098	5,286

	32,469	31,382

Net earnings	$79,546	$76,633

Net earnings per share (note 9):
Basic	$0.75	$0.72
Diluted	$0.74	$0.72
Weighted average number of shares outstanding:
Basic	106,469,665	106,164,237
Diluted	106,923,852	106,983,757

See accompanying notes to consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on February 22, 2013.

/s/ Beverley A Briscoe	/s/ Peter J Blake
Beverley A Briscoe	Peter J Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

Year ended December 31,	2012	2011
Net earnings	$79,546	$76,633
Other comprehensive income (loss):
Foreign currency translation adjustment	2,085	(6,070)

Total comprehensive income	$81,631	$70,563

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	December 31,	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$178,051	$109,323
Trade and other receivables (note 10)	76,066	60,980
Inventory (note 11)	60,947	49,212
Advances against auction contracts	6,816	11,784
Prepaid expenses and deposits (note 12)	14,881	9,923
Assets held for sale (note 13)	958	—
Current portion of loan receivable (note 16)	118	111
Other current assets	—	81
Income taxes receivable (note 8)	7,764	12,426

	345,601	253,840
Property, plant and equipment (note 14)	655,677	644,333
Investment property (note 15)	6,902	7,890
Loan receivable (note 16)	4,797	4,915
Other non-current assets	8,410	8,857
Intangible assets (note 17)	25,570	—
Goodwill (note 18)	84,247	45,957
Deferred tax assets (note 8)	1,294	1,449

	$1,132,498	$967,241

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$87,139	$69,004
Trade and other payables (note 19)	117,766	100,868
Income taxes payable (note 8)	5,163	8,077
Current borrowings (note 20)	39,480	12,595

	249,548	190,544
Non-current borrowings (note 20)	200,746	133,881
Other non-current liabilities	5,193	4,309
Deferred tax liabilities (note 8)	20,480	20,601

	475,967	349,335

Shareholders’ equity:
Share capital (note 22)	118,694	115,961
Additional paid-in capital	27,080	22,777
Retained earnings	510,222	480,718
Foreign currency translation reserve	535	(1,550)

	656,531	617,906

	$1,132,498	$967,241

Commitments (note 25) contingencies (note 26)

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

					Foreign
	Share Capital		Additional		Currency	Total
	Number of		Paid-In	Retained	Translation	Shareholders’
	Shares	Amount	Capital	Earnings	Reserve	Equity
Balance, December 31, 2010	105,648,035	$103,978	$21,101	$450,268	$4,520	$579,867

Total comprehensive income
Net earnings	—	—	—	76,633	—	76,633
Foreign currency translation adjustment	—	—	—	—	(6,070)	(6,070)

	—	—	—	76,633	(6,070)	70,563
Exercise of stock options	738,304	11,983	(2,260)	—	—	9,723
Share-based compensation	—	—	61	—	—	61
Share-based compensation (note 23(b))	—	—	3,875	—	—	3,875
Cash dividends paid (note 21)	—	—	—	(46,183)	—	(46,183)

Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906

Total comprehensive income
Net earnings	—	—	—	79,546	—	79,546
Foreign currency translation adjustment	—	—	—	—	2,085	2,085

	—	—	—	79,546	2,085	81,631
Exercise of stock options	210,472	2,733	(513)	—	—	2,220
Share-based compensation	—	—	513	—	—	513
Share-based compensation (note 23(b))	—	—	4,303	—	—	4,303
Cash dividends paid (note 21)	—	—	—	(50,042)	—	(50,042)

Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,222	$535	$656,531

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Year ended December 31,	2012	2011
Cash generated by (used in):
Operating activities:
Net earnings	$79,546	$76,633
Items before changes in non-cash working capital:
Depreciation	39,177	42,408
Amortization	1,961	—
Impairment loss	2,172	—
Share-based compensation expense	4,303	3,875
Deferred income tax expense	2,098	5,286
Foreign exchange loss	619	585
Loss (gain) on disposition of property, plant and equipment	2,074	(3,861)

	52,404	48,293
Changes in non-cash working capital:
Trade and other receivables	(14,027)	(3,653)
Inventory	(11,325)	(23,011)
Advances against auction contracts	4,962	(9,520)
Prepaid expenses and deposits	(4,095)	625
Income taxes receivable	4,662	2,209
Income taxes payable	24,172	21,096
Auction proceeds payable	9,286	27,804
Trade and other payables	22,403	20,224
Other	2,346	1,606

	38,384	37,380
Interest paid	(9,005)	(6,115)
Income taxes paid	(27,269)	(15,045)

Net cash generated by operating activities	134,060	141,146

Investing activities:
Acquisition of subsidiaries, net of cash acquired	(55,617)	—
Property, plant and equipment additions	(58,707)	(77,053)
Intangible asset additions	(3,633)	—
Proceeds on disposition of property, plant and equipment	6,349	10,072
Other	738	(3,120)

Net cash used in investing activities	(110,870)	(70,101)

Financing activities:
Issuance of share capital	2,220	9,723
Dividends on common shares	(50,042)	(46,183)
Proceeds from short-term borrowings	81,847	56,170
Repayment of short-term borrowings	(53,951)	(44,765)
Proceeds from long-term borrowings	62,919	—
Other	421	381

Net cash generated by (used in) financing activities	43,414	(24,674)

Effect of changes in foreign currency rates on cash and cash equivalents	2,124	(5,233)

Increase in cash and cash equivalents	68,728	41,138
Cash and cash equivalents, beginning of year	109,323	68,185

Cash and cash equivalents, end of year	$178,051	$109,323

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

1.	General information:

Ritchie Bros. Auctioneers Incorporated and its subsidiaries (collectively referred to as the “Company”) sell industrial equipment and other assets for the construction, transportation, material handling, mining, forestry, petroleum, marine, real estate, and agricultural industries at its unreserved auctions worldwide.

Ritchie Bros. Auctioneers Incorporated is a company incorporated in Canada under the Canada Business Corporations Act, whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The address of its registered office is located at 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada. Its principal place of business is located at 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada.

2.	Significant accounting policies:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented unless otherwise stated.

(a)	Basis of preparation:

These consolidated financial statements, including comparatives, present the consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The consolidated financial statements have been prepared on the historical cost basis, except for cash flows and the financial instruments valued at fair value through profit and loss that is measured at fair value. A summary of the principal accounting policies is set out below.

(b)	Statement of compliance:

The consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

(c)	Basis of consolidation:

(i) Subsidiaries:

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for the years presented and the results of all subsidiaries for the years then ended.

Subsidiaries are all those entities that the Company controls, defined as having the power to govern the financial and operating policies, generally accompanying an equity holding of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(c)	Basis of consolidation (continued):

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

(d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of internet purchase fees (incurred until June 2011), administrative and documentation fees on the sale of certain lots and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre- negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers for sale at auction.

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 26(b)).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other at risk contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

(e)	Foreign currency translation:

The parent entity’s presentation and functional currency is the United States dollar. The functional currency for each of the parent entity’s subsidiaries is the currency of the primary economic environment, which is usually the currency of the country of residency.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(e)	Foreign currency translation (continued):

Accordingly, the financial statements of the Company’s subsidiaries that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the monthly average exchange rate for amounts included in the determination of earnings. Any gains of losses from the translation of asset and liability amounts are included in foreign currency translation reserve in other comprehensive income, which is included as a separate component of shareholders’ equity.

In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Foreign currency differences arising on retranslation are recognized in earnings. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(f)	Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, deposits with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less when acquired, that are readily convertible to known amounts of cash. Included are certain amounts held in segregated accounts where required by applicable local law which are used to settle auction proceeds payable.

(g)	Inventory:

Inventory is represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(h)	Financial instruments:

(i) Recognition of financial instruments:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

(ii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the short term or if so designated by management and meets the criteria to designate at fair value. The policy of management is to designate a financial asset as held for trading if the possibility exists that it will be sold in the short term and the asset is subject to frequent changes in fair value.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(h)	Financial instruments (continued):

(ii) Financial assets at fair value through profit or loss (continued):

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognized in earnings. The net gain or loss recognized in earnings incorporates any dividends or interest earned on the financial asset. In previous periods, the Company classified cash and cash equivalents in this category; these were reclassified at their fair value to loans and receivables at January 1, 2012. The Company has no other assets classified as fair value through profit or loss.

(iii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, advances against auction contracts, other current assets and loan receivable on the balance sheet.

(iv) Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

(v) Impairment of financial assets:

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

a.	Significant financial difficulty of the issuer or counterparty;

b.	Default or delinquency in interest or principal payments; or

c.	It becomes probable that the borrower will enter bankruptcy or financial re-organization.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(h)	Financial instruments (continued):

(v) Impairment of financial assets (continued):

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(vi) Financial liabilities:

Auction proceeds payable, trade and other payables and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related borrowings and are amortized using the effective interest rate method.

(i)	Property, plant and equipment:

All property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to working condition for their intended use, the costs of dismantling and removing items and restoring the site on which they are located (if applicable) and capitalized interest on qualifying assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance costs are charged to earnings during the financial period in which they are incurred. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item, and are recognized net within other income on the income statement.

When major components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated over their respective lives. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate / term
Land improvements	Declining balance	10%
Buildings	Straight-line	15—30 years
Computer software	Straight-line	3—5 years
Yard equipment	Declining balance	20—30%
Automotive equipment	Declining balance	30%
Computer equipment	Straight-line	3—5 years
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	terms of leases

No depreciation is provided on freehold land or on assets in the course of construction or development.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(i)	Property, plant and equipment (continued):

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Where assets are to be taken out of use, an impairment charge is levied. Where assets’ useful lives are changed, an estimate is made of their new lives and the depreciation is charged at the new rate.

At the end of each reporting period, the Company reviews the carrying amounts of property, plant and equipment to determine whether depreciation policies and useful lives remain appropriate and also if there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. CGUs are identified as the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of the CGU is determined as the higher of fair value less costs to sell and value in use. The value in use is calculated by applying a pre-tax discounted cash flow modeling to management’s projection of future cash flows and any impairment is determined by comparing the carrying value with the value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in earnings.

Legal obligations to retire and constructive obligations to restore property, plant and equipment and assets under operating leases are recorded at management’s best estimate in the period in which they are incurred, if a reasonable estimate can be made, with a corresponding increase in asset carrying value. The liability is accreted to face value over the remaining estimated useful life of the asset. The Company does not have any significant asset retirement obligations.

(j)	Investment property:

The Company’s investment property is held for capital appreciation, not for sale in the ordinary course of business or for administrative purposes, and is carried at cost.

(k)	Non-current assets held for sale:

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at carrying amount in accordance with the Company’s accounting policies. Thereafter the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognized in earnings.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(l)	Intangible assets:

Intangible assets have finite useful lives and are measured at cost less accumulated amortization and accumulated impairment losses, except trade names and trademarks as they have indefinite useful lives.

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

Asset	Basis	Rate / term
Customer relationships	Straight-line	10 years
Non-compete agreements	Straight-line	terms of agreements
Software assets	Straight-line	3—5 years

(m)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill acquired in a business combination is allocated to the cash-generating unit (“CGU”), or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(n)	Share-based payments:

The Company has a stock-based compensation plan, which is described in the share-based payment note. The Company uses a fair value method to account for employee share-based compensation; cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Details regarding this determination are described in note 23. Compensation expense is recognized over the period in which the service conditions are fulfilled with a corresponding increase to equity, ending on the date the employees become fully entitled to the award. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

(o)	Taxes:

Income tax expense represents the sum of current tax expense and deferred tax expense.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(o)	Taxes (continued):

(i) Current tax:

The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from earnings before income taxes as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax:

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor earnings before income taxes.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(o)	Taxes (continued):

(iii) Current and deferred tax for the period:

Current and deferred tax are recognized as an expense or income in earnings, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.

(p)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by adjusting the earnings attributable to shareholders and the weighted average number of shares outstanding for all dilutive shares.

(q)	New and amended accounting standards:

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•

In 2009, the IASB issued the first part of IFRS 9 Financial Instruments. This standard is anticipated to be effective for periods starting on or after January 1, 2015. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

In May 2011, the IASB issued new standards addressing scope of reporting entity. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities. These new standards are effective for years beginning on or after January 1, 2013 with early adoption permitted under certain circumstances. The IASB also renamed IAS 27 as Separate Financial Statements, to reflect that the content now only deals with such, and revised and reissued IAS 28 Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

•

In May 2011, the IASB also issued IFRS 13 Fair Value Measurement intended to provide a single source of guidance on how to measure fair value where it is already required or permitted by another IFRS, enhancing disclosure requirements for information about fair value measurements. This new standard is effective for years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

3.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These include valuation of cash-generating units (CGUs); valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; depreciation and amortization methods and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these consolidated financial statements. Actual results may differ from these estimates.

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed above), include: determination of operating segments and identification of cash-generating units.

4.	Segmented information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined
Year ended December 31, 2012:
Auction revenues	$211,160	$124,392	$60,572	$41,831	$437,955
Property, plant and equipment, investment property, intangible assets and goodwill	407,078	172,942	106,073	86,303	772,396
Liabilities	(150,298)	(272,354)	(33,298)	(20,017)	(475,967)
Year ended December 31, 2011:
Auction revenues	$195,274	$100,404	$51,403	$49,018	$396,099
Property, plant and equipment, investment property, intangible assets and goodwill	352,463	168,924	105,086	71,707	698,180
Liabilities	(111,591)	(182,495)	(30,479)	(24,770)	(349,335)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

5.	Auction revenues:

Year ended December 31,	2012	2011
Auction commissions	$351,017	$342,774
Auction fees	86,938	53,325

	$437,955	$396,099

Net profits on inventory sales included in auction commissions are:

Year ended December 31,	2012	2011
Revenue from inventory sales	$795,396	$820,312
Cost of inventory sold	(749,160)	(763,121)

	$46,236	$57,191

6.	Expenses by nature:

The Company classifies expenses according to function in the consolidated income statements. The following items are listed by function into additional components by nature:

Direct expenses:

Year ended December 31,	2012	2011
Employee compensation expense	$19,209	$17,574
Travel, advertising and promotion	19,613	19,407
Other direct expenses	10,865	11,063

	$49,687	$48,044

Selling, general and administrative expenses:

Year ended December 31,	2012	2011
Employee compensation expense	$145,479	$127,780
Buildings and facilities	39,312	38,723
Travel, advertising and promotion	18,754	15,485
Other general and administrative expenses	23,546	19,947

	$227,091	$201,935
Depreciation of property, plant and equipment	39,177	42,408
Amortization of intangible assets	1,961	—

	$268,229	$244,343

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

6.	Expenses by nature (continued):

(a)	Employee compensation expense:

Year ended December 31,	2012	2011
Wages, salaries and other benefits	$127,115	$113,850
Annual leave and other short-term compensated absences	376	500
Social security costs	9,906	8,877
Pension costs – defined contribution plans	2,883	2,195
Employee share purchase plan contributions	1,279	1,203
Share based payment expense	4,303	3,875
Profit-sharing and bonuses	18,826	14,854

	$164,688	$145,354

(b)	Defined contribution plans:

The employees of the Company are members of retirement benefit plans to which the Company matches up to a specified percentage of employee contributions or, in certain jurisdictions, contributes a specified percentage of payroll costs as mandated by the local authorities. The only obligation of the Company with respect to the retirement benefit plans is to make the specified contributions.

During the year, a total expense of $2,883,000 (2011: $2,195,000) was recognized in earnings, representing Company contributions to these defined contribution plans at rates specified in the terms of the plans.

7.	Finance income and costs:

The finance income and costs for the Company are disaggregated as follows:

Years ended December 31,	2012	2011
Finance income:
Interest income on short-term bank deposits	$781	$734
Other interest income	1,639	1,592

	$2,420	$2,326

Finance costs:
Interest on borrowings	$6,570	$5,382
Other interest expense	290	159

	$6,860	$5,541

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

8.	Income taxes:

(a)	Income tax recognized in earnings:

Year ended December 31,	2012	2011
Current tax expense:
Current period	$29,564	$27,550
Adjustments recognized in the current year in relation to the current tax of prior years	807	(1,454)

	$30,371	$26,096
Deferred tax expense (recovery):
Origination and reversal of temporary differences	$1,194	$(1,078)
Adjustments recognized in the current year in relation to the deferred tax of prior years	(538)	1,744
Change in unrecognized deferred tax assets:
Deferred income tax assets previously unrecognized used to reduce current tax	(104)	494
Deferred income tax assets previously unrecognized used to reduce deferred tax	(847)	—
Other changes in unrecognized deferred income tax assets	2,393	4,126

	$2,098	$5,286

Total income tax expense	$32,469	$31,382

The expense for the year can be reconciled to earnings before income taxes as follows:

Year ended December 31,	2012	2011
Earnings before income taxes	$112,015	$108,015
Statutory federal and state tax rate in the United States	38.50%	38.50%

Expected income tax expense	$43,126	$41,586
Non-deductible expenses	3,184	2,715
Change in unrecognized deferred income tax assets	1,443	4,620
Different tax rates of subisidaries operating in foreign jurisdictions	(19,025)	(17,967)
Other	3,741	428

	$32,469	$31,382

(b) Income tax recognized directly in equity:

Year ended December 31,	2012	2011
Current tax:
Excess tax deductions related to share-based compensation	$(175)	$(1,485)
Deferred tax:
Arising on income and expenses taken directly to equity:
Translation of net investments of foreign operations	97	(155)
Arising on transactions with equity participants:
Share-based compensation	(338)	1,428

	$(416)	$(212)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

8.	Income taxes (continued):

(c)	Deferred tax balances:

		Recognized in
As at December 31, 2012	Opening Balance	Net Income	Equity	Acquisitions / Disposals	Other Comprehensive Income	Closing Balance
Working capital	$1,087	$311	$—	$17	$8	$1,423
Property, plant and equipment	(12,273)	1,465	—	1,018	(223)	(10,013)
Goodwill	(10,081)	(1,076)	—	—	(23)	(11,180)
Intangible assets	—	(264)		(6,387)	(3)	(6,654)
Unused tax losses	1,866	(21)	—	7,239	(299)	8,785
Share-based compensation	1,589	(1,151)	338	—	—	776
Other	(1,340)	(1,362)	—	—	379	(2,323)

	$(19,152)	$(2,098)	$338	$1,887	$(161)	$(19,186)

		Recognized in
As at December 31, 2011	Opening Balance	Net Income	Equity	Acquisitions / Disposals	Other Comprehensive Income	Closing Balance
Working capital	$210	$864	$—	$—	$13	$1,087
Property, plant and equipment	(11,030)	(1,386)	—	—	143	(12,273)
Goodwill	(9,044)	(1,054)	—	—	17	(10,081)
Unused tax losses	5,131	(3,236)	—	—	(29)	1,866
Share-based compensation	3,318	(301)	(1,428)	—	—	1,589
Other	(1,453)	(173)	—	—	286	(1,340)

	$(12,868)	$(5,286)	$(1,428)	$—	$430	$(19,152)

	Assets		Liabilities		Net
As at December 31,	2012	2011	2012	2011	2012	2011
Working capital	$1,423	$1,087	$—	$—	$1,423	$1,087
Property, plant and equipment	682	669	(10,695)	(12,942)	(10,013)	(12,273)
Goodwill	—	—	(11,180)	(10,081)	(11,180)	(10,081)
Intangible assets	—	—	(6,654)	—	(6,654)	—
Unused tax losses	8,785	1,866	—	—	8,785	1,866
Share-based compensation	776	1,589	—	—	776	1,589
Other	2,766	1,663	(5,089)	(3,003)	(2,323)	(1,340)
Netting of tax assets and liabilities	(13,138)	(5,425)	13,138	5,425	—	—

	$1,294	$1,449	$(20,480)	$(20,601)	$(19,186)	$(19,152)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

8.	Income taxes (continued):

(c)	Deferred tax balances (continued):

Deferred tax assets have not been recognized at the balance sheet date for the following:

As at December 31,	2012	2011
Tax losses that expire in less than one year	$—	$12
Between 1 and 2 years	226	87
Between 2 and 3 years	786	329
Between 3 and 4 years	1,484	1,173
5 years and later, including those with no expiry ~	35,936	32,499

Total tax losses and temporary differences	$38,432	$34,100

~	As at December 31,2012 balances that do not expire include deductible temporary differences of $4,501,000 (December 31, 2011: $2,387,000).

Earnings retained by subsidiaries and equity-accounted investments amount to approximately $414 million (2011: $381 million). The Company accrues withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either the Company does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

9.	Net earnings per share:

	Net		Per share
Year ended December 31, 2012	earnings	Shares	amount
Basic net earnings per share	$79,546	106,469,665	$0.75
Effect of dilutive securities:
Stock options	—	454,187	(0.01)

Diluted net earnings per share	$79,546	106,923,852	$0.74

	Net		Per share
Year ended December 31, 2011	earnings	Shares	amount
Basic net earnings per share	$76,633	106,164,237	$0.72
Effect of dilutive securities:
Stock options	—	819,520	—

Diluted net earnings per share	$76,633	106,983,757	$0.72

For the year ended December 31, 2012, stock options to purchase 2,108,024 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2011: 884,811).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

10.	Trade and other receivables:

As at December 31,	2012	2011
Trade receivables	$46,385	$33,139
Consumption taxes receivable	27,565	26,157
Other receivables	2,116	1,684

	$76,066	$60,980

Trade receivables are secured by the equipment that they relate to as it is Company policy that equipment is not released until payment has been collected. Trade receivables are due for settlement within seven days of the date of sale, after which they are interest bearing. Other receivables are unsecured and non- interest bearing.

As at December 31, 2012, trade receivables of $46,385,000 are more than seven days past due but not considered impaired (December 31, 2011: $33,139,000). As at December 31, 2012 there are $2,724,000 of impaired receivables that have been provided for in the balance sheet because they are over six months old or specific situations where recovering the debt is considered unlikely (December 31, 2011: $2,653,000).

Consumption taxes receivable are deemed fully recoverable unless disputed by the relevant tax authority at which point they are written off as appropriate. The other classes within trade and other receivables do not contain impaired assets.

11.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at December 31, 2012 a write-down of $160,000 (December 31, 2011: $469,000) was recorded.

Of inventory held at December 31, 2012, 72% is expected to be sold prior to the end of March 2013, with the remainder to be sold by the end of December 2013 (December 31, 2011: 99% sold prior to the end of March 2012, with the remainder sold in April 2012). During the year ended December 31, 2012, inventory was held for an average of approximately 29 days (2011: 21 days).

12.	Prepaid expenses and deposits:

Year ended December 31,	2012	2011
Prepaid expenses	$8,559	$6,378
Refundable deposits	6,322	3,545

	$14,881	$9,923

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

13.	Assets held for sale:

Balance, December 31, 2011	$—
Reclassified from property, plant and equipment	3,127
Impairment loss	(2,172)
Other	3

Balance, December 31, 2012	$958

At December 31, 2012, the Company held land and buildings for sale relating to a former permanent auction site in North Carolina, USA. During the year ended December 31, 2012, the Company recognized an impairment loss on that site. The impairment loss has been recognized through other expense in the consolidated income statement.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

14.	Property, plant and equipment:

			Land, buildings			Computer
			and leasehold		Computer	software and
			improvements	Yard and	software	equipment
	Land and		under	automotive	and	under	Office	Leasehold
	improvements	Buildings	development	equipment	equipment	development	equipment	improvements	Total
Cost:
Balance, December 31, 2010	$338,270	$258,091	$15,303	$54,530	$67,508	$1,788	$20,308	$12,934	$768,732
Additions ~	2,007	277	55,953	8,971	894	9,918	460	97	78,577
Disposals	(2,857)	(155)	—	(7,395)	(154)	(224)	(315)	(204)	(11,304)
Transfers from property under development to completed assets	5,169	700	(9,367)	719	8,042	(8,042)	206	2,573	—
Foreign exchange movement	(2,652)	(2,604)	(11)	(822)	(1,715)	(56)	(359)	(221)	(8,440)

Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565
Acquisitions from business combination (note 24)	—	—	—	—	187	26	113	1	327
Additions ~	100	347	37,050	10,147	225	9,837	718	283	58,707
Disposals *	(3,293)	(3,592)	(28)	(6,694)	(3,304)	—	(331)	(90)	(17,332)
Transfers from property under development to completed assets	26,707	24,404	(56,036)	2,203	6,192	(5,975)	1,839	666	—
Reclassified as held for sale *	(1,518)	(3,105)	—	—	—	—	—	—	(4,623)
Foreign exchange movement	(302)	1,681	252	723	1,987	160	263	141	4,905

Balance, December 31, 2012	$361,631	$276,044	$43,116	$62,382	$79,862	$7,432	$22,902	$16,180	$869,549

~	During the year ended December 31, 2012, the cost of additions was adjusted by $1,095,000 in relation to tax credits (2011: $1,937,000).
*	At March 31, 2012, assets with a cost of $6,582,000 and accumulated depreciation of $2,108,000 relating to the former permanent auction site in Washington, USA, were reclassified as held for sale. Those assets were sold by June 30, 2012 and are included in the disposal totals per the above table.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

14.	Property, plant and equipment (continued):

			Land, buildings			Computer
			and leasehold		Computer	software and
			improvements	Yard and	software	equipment
	Land and		under	automotive	and	under	Office	Leasehold
	improvements	Buildings	development	equipment	equipment	development	equipment	improvements	Total
Accumulated depreciation:
Balance, December 31, 2010	$(24,592)	$(48,797)	$—	$(26,648)	$(37,321)	$—	$(9,001)	$(3,389)	$(149,748)
Depreciation for the year	(7,341)	(9,256)	—	(7,876)	(14,090)	—	(2,383)	(1,462)	(42,408)
Disposals	72	72	—	4,782	706	—	228	201	6,061
Foreign exchange movement	331	618	—	411	1,228	—	197	78	2,863

Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)
Depreciation for the year	(7,136)	(9,703)	—	(8,212)	(10,218)	—	(2,241)	(1,667)	(39,177)
Disposals *	366	1,748	—	4,476	3,303	—	274	57	10,224
Reclassified as held for sale *	150	1,346	—	—	—	—	—	—	1,496
Foreign exchange movement	(621)	(694)	—	(458)	(1,332)	—	(64)	(14)	(3,183)

Balance, December 31, 2012	$(38,771)	$(64,666)	$—	$(33,525)	$(57,724)	$—	$(12,990)	$(6,196)	$(213,872)

Net carrying amount:
As at December 31, 2011	$308,407	$198,946	$61,878	$26,672	$25,098	$3,384	$9,341	$10,607	$644,333

As at December 31, 2012	$322,860	$211,378	$43,116	$28,857	$22,138	$7,432	$9,912	$9,984	$655,677

During the year ended December 31, 2012, interest of $1,948,000 (2011: $1,171,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.99% (2011: 3.96%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

15.	Investment property:

Balance, December 31, 2010	$8,246
Foreign exchange movement	(356)

Balance, December 31, 2011	$7,890
Disposal	(1,302)
Foreign exchange movement	314

Balance, December 31, 2012	$6,902

Investment property held at the balance sheet date is comprised of land and site improvements which are non-depreciated asset categories. The fair value of investment property as at December 31, 2012 was approximately $36 million (December 31, 2011: $36 million). The fair value of the Company’s investment property has been arrived at on the basis of a valuation carried out on December 31, 2012 by local real estate agents not related to the Company. These agents are members of appropriate real estate associations for their jurisdiction, and have the appropriate recent experience in the valuation of properties in the relevant locations. The valuation was arrived at by reference to market evidence of recent transaction prices for similar properties.

At September 30, 2012, land with a cost of $1,302,000 relating to investment property in Alberta, Canada, was reclassified as held for sale. That land was sold by December 31, 2012.

16.	Loan receivable:

The loan receivable is a secured promissory note of $5,300,000 repayable by the debtor in monthly instalments with the final payment due February 28, 2014. The note is secured by a first-ranking deed of trust registered against the property owned by the debtor and leased to the Company. The note bears interest at a fixed rate of 6.00% per annum and can be repaid early without penalty.

17.	Intangible assets:

	Trade names and trademarks	Non-compete agreements	Customer relationships	Software ~	Total
Cost:
Balance, December 31, 2011	$—	$—	$—	$—	$—
Acquisitions from business combination (note 24)	800	97	19,500	3,501	23,898
Additions	—	—	—	3,633	3,633

Balance, December 31, 2012	$800	$97	$19,500	$7,134	$27,531

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

17.	Intangible assets (continued):

	Trade names and trademarks	Non-compete agreements	Customer relationships	Software ~	Total
Accumulated amortization:
Balance, December 31, 2011	$—	$—	$—	$—	$—
Amortization for the period	—	(39)	(1,219)	(703)	(1,961)

Balance, December 31, 2012	$—	$(39)	$(1,219)	$(703)	$(1,961)

Net carrying amount:
As at December 31,2011	$—	$—	$—	$—	$—

As at December 31,2012	$800	$58	$18,281	$6,431	$25,570

~	The carrying value of software assets under development included within software assets at December 31, 2012 is $3,562,000 (2011: nil).

18.	Goodwill:

Cost:
Balance, December 31, 2010	$46,254
Foreign exchange movement	(297)

Balance, December 31, 2011	$45,957
Additions (note 24)	37,931
Foreign exchange movement	359

Balance, December 31, 2012	$84,247

Goodwill is subject to annual impairment reviews. Goodwill is attributed to the Company’s CGUs or groups of CGUs and the recoverable amount of each CGU or group of CGUs is determined based on calculating its value in use. This is calculated by applying discounted cash flow modeling to management’s own projections, adjusted to remove the effect of future capital expenditures, covering a five year period. Management’s five year projections have been prepared on the basis of historical results, strategic plans, knowledge of the market and management’s views on achievable growth in market share over the longer term. Cash flows beyond the five year period are extrapolated using a long term growth rate estimated to be 2%. A weighted average pre-tax discount rate of 12% is used, which is the Company’s discount rate with a risk premium reflecting the relative risks in the markets in which the CGU’s with goodwill operate. The value in use is compared to the carrying amount in order to determine whether impairment has occurred.

The carrying value of goodwill has been allocated for impairment testing purposes to the following CGU or group of CGUs:

As at December 31,	2012	2011
USA Auction CGU	$33,326	$33,326
USA AssetNation CGU	37,930	—
Canada Auction CGU	12,991	12,631

	$84,247	$45,957

There has been no impairment of goodwill.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

18.	Goodwill (continued):

A sensitivity analysis has been performed on the base case assumptions used for assessing goodwill.

Management has concluded that there are no reasonably possible changes in key assumptions which would cause the carrying amount of any component of goodwill to exceed its value in use in the foreseeable future.

19.	Trade and other payables:

As at December 31,	2012	2011
Trade payables	$34,086	$22,168
Accrued liabilities	41,333	40,637
Social security and sales taxes payable	21,223	21,490
Net consumption taxes payable	9,884	7,422
Other payables	11,240	9,151

	$117,766	$100,868

Trade payables are normally settled on 30 day terms and accrued liabilities have an average term of two months. All current trade and other payables are interest-free and payable within 12 months.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

20.	Borrowings:

	Carrying value
As at December 31,	2012	2011
Current Borrowings	$39,480	$12,595

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$34,248	$—
Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	—
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	60,327	58,627
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	31,171	30,254
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013, which the Company intends to refinance on a long-term basis by drawing on its available committed credit facilities.	15,000	15,000
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.16% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in January 2013, which the Company intends to refinance on along-term basis by drawing on its available committed credit facilities.	30,000	30,000

	$200,746	$133,881

Total Borrowings	$240,226	$146,476

Current borrowings at December 31, 2012 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 3.01% (December 31, 2011: 2.48%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

20.	Borrowings (continued):

As at December 31, 2012, principal repayments for the remaining period to the contractual maturity dates are as follows:

Face value
2013	$84,480
2014	31,226
2015	—
2016	60,438
2017	—
Thereafter	64,248

$240,392

As at December 31, 2012, the Company had available committed revolving credit facilities aggregating $118,848,000, of which $108,848,000 is available until January 2014. The Company also had uncommitted credit facilities aggregating $194,146,000, of which $100,314,000 expires November 2014. In 2011, the Company entered into a committed seasonal bulge credit facility of $50 million, which is available in February, March, August and September until January 2014. This bulge credit facility is not included in the available credit facilities totals above as at December 31, 2012.

Subsequent to December 31, 2012, the Company refinanced the $30 million unsecured term loan that fell due by borrowing $30 million of term debt under its committed, revolving credit facility. The refinanced loan is denominated in United States dollars, unsecured, bears interest at a base rate of 0.48% plus a margin between 0.65% and 1.00%, and is due in quarterly installments of interest only, with the full amount of the principal due in January 2014.

21.	Dividends paid and proposed:

(a)	Declared and paid:

Year ended December 31,	2012	2011
Dividends on common shares expressed in cents per share:
Final dividend for 2011: 11.25 (2010: 10.5)	$11,969	$11,109
Interim (first quarter) dividend for 2012: 11.25 (2011: 10.5)	11,973	11,149
Interim (second quarter) dividend for 2012: 12.25 (2011: 11.25)	13,047	11,962
Interim (third quarter) dividend for 2012: 12.25 (2011: 11.25)	13,053	11,963

	$50,042	$46,183

(b)	Declared and undistributed:

In addition to the above dividends, since the end of the year the Directors have recommended the payment of a final dividend of 12.25 cents per share (2011: 11.25 cents per share), accumulating to a total dividend of $13,063,000 (2011: $11,969,000). The aggregate amount of the proposed final dividend is expected to be paid on March 8, 2013 out of retained earnings. This dividend payable has not been recognized as a liability in the financial statements. The payment of this dividend will not have any tax consequence for the Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

22.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

23.	Share-based payments:

(a)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with vesting periods ranging from immediate to five years and a term not exceeding 10 years. At December 31, 2012, there were 4,114,036 (2011: 4,856,892) shares authorized and available for grants of options under the stock option plan.

Stock option activity for the year ended December 31, 2012 and 2011 is presented below:

	December 31, 2012		December 31, 2011
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of period	3,008,169	$18.97	3,234,776	$16.57
Granted	828,344	22.71	517,460	25.73
Exercised	(210,472)	10.56	(738,304)	13.17
Cancelled	(85,544)	22.30	(5,763)	22.37

Outstanding, end of period	3,540,497	$20.27	3,008,169	$18.97

Exercisable, end of period	2,413,937	$18.94	2,080,095	$17.42

The options outstanding at December 31, 2012 expire on dates ranging to July 3, 2022. The weighted average share price of options exercised during the year ended December 31, 2012 was $21.53 (2011: $26.19).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

23.	Share-based payments (continued):

(a)	Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at December 31, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$5.18	8,994	0.1	$5.18	8,994	$5.18
$8.82 - $10.80	130,200	1.7	10.05	130,200	10.05
$14.23 - $14.70	897,651	5.4	14.54	885,251	14.54
$18.67 - $19.95	454,272	5.8	19.07	311,478	18.68
$21.66 - $23.44	1,200,013	8.3	22.71	418,842	21.84
$24.39 - $25.91	849,367	6.9	25.26	659,172	25.07

	3,540,497	6.7	$20.27	2,413,937	$18.94

(b)	Share-based compensation:

During the year ended December 31, 2012, the Company recognized compensation cost of $4,303,000 (2011: $3,875,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Risk free interest rate	1.1%	2.5%
Expected dividend yield	1.99%	1.64%
Expected lives of options	5 years	5 years
Expected volatility	35.4%	34.9%

Risk free interest rate is the US Treasury Department five year treasury yield curve rate on the date of the grant. Expected dividend yield assumes a continuation of the most recent dividend payment for the coming quarterly dividends. Expected lives of options is based on the age of the options on the exercise date over the past five years. Expected volatility is based on the historical share price volatility over the past five years.

The weighted average grant date fair value of options granted during the year ended December 31, 2012 was $6.25 per option (2011: $7.69). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(c)	Other share-based payment:

The Company has an employee share purchase plan that allows all employees that have completed one year of service to contribute funds to purchase common shares at the current market value at the time of share purchase. Employees may contribute up to 4% of their salary. The Company will match between 50% and 100% of the employee’s contributions, depending on the employee’s length of service with the Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

23.	Share-based payments (continued):

(c)	Other share-based payment (continued):

The Company has an Executive Long Term Incentive Plan (“ELTIP”) available to the Company’s executives and certain other members of senior management, to facilitate their direct investment in and ownership of common shares of the Company. The maximum ELTIP award available to participants ranges from $50,000 to $125,000 and is only paid by the Company when a participant contributes an equivalent amount to the ELTIP, which amount is invested by the ELTIP administrator in common shares purchased in the open market on the NYSE. Award entitlement may be carried forward for one year should a participant choose not to contribute to the ELTIP in a particular year; any unused entitlement expires after one year. Participants generally may not withdraw shares from the ELTIP until retirement.

The Company also has a Long Term Incentive Plan for Non-Executive Directors (“LTIP”), to facilitate their direct investment in and ownership of common shares of the Company. A designated portion of each non- executive director’s annual fee is paid into the LTIP: $144,000 for the Board Chairman and $60,000 for each of the Board Members. These funds are invested by the LTIP administrator in open market purchases of common shares of the Company. Participants may not withdraw shares from the LTIP until retirement.

24.	Business combination:

(a)	Summary of acquisition:

On May 15, 2012, the Company gained control of AssetNation LLC and its subsidiaries (the “AN Group”) by acquiring 100% of the issued shares of AssetNation LLC and its subsidiaries; listed as follows:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
SalvageSale De Mexico S. de R.L. de C .V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C .V.	Mexico	100%	Administrative services

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

24.	Business combination (continued):

(b)	Purchase price allocation:

Details of the fair value of the net assets acquired and goodwill are as follows:

May 15, 2012
Cash and cash equivalents	$7,375
Trade and other receivables	320
Prepaid expenses and deposits	579
Property, plant and equipment	327
Intangible assets	23,898
Deferred tax assets	7,067
Auction proceeds payable	(7,031)
Trade and other payables	(2,564)
Other current liabilities	(60)
Deferred tax liabilities	(5,180)

Fair value of net assets acquired	24,731
Goodwill acquired on acquisition	37,931

$62,662

The main driver generating goodwill is the Company’s ability to leverage the AN Group’s e-commerce expertise and technology platform to enhance current business opportunities and develop and launch unique new services for equipment owners.

There was no contingent consideration under the terms of the acquisition, and as such no acquisition provisions were created.

During the three months ended December 31, 2012, acquired software assets of $3,501,000 were reclassified from property, plant and equipment to intangible assets.

(c)	Assets and liabilities acquired:

At the date of acquisition, the carrying values of the assets and liabilities acquired approximated their fair values, except property, plant and equipment, intangible assets, and deferred income taxes, whose fair values were determined using appropriate valuation techniques.

(d)	Contributed revenue and net earnings:

The results of the AN Group’s operations are included in these consolidated financial statements from the date of acquisition. The AN Group’s contribution to the Company’s auction revenues and net earnings for the period from May 15, 2012 to December 31, 2012 was insignificant. Furthermore, if the acquisition had occurred on January 1, 2012, there would have been an insignificant impact on the Company’s auction revenues and net earnings.

(e)	Acquisition-related costs:

Expenses totalling $2,129,000 for legal and related acquisition costs are included in the consolidated income statement for the year ended December 31, 2012.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

25.	Commitments:

(a)	Commitments for expenditure:

As at December 31, 2012, the Company had committed to, but not yet incurred, $2,902,000 in capital expenditure for property, plant and equipment (2011: $7,097,000).

(b)	Operating lease commitments – the Company as lessee:

The Company has entered into commercial leases for various auction sites and offices located in Canada, the U.S.A., the Netherlands, Spain, Germany, the U.K., Portugal, China, Dubai, Mexico, and Panama. The majority of these leases are non-cancellable. The Company also has further operating leases for certain motor vehicles and small office equipment where it is not in the best interest of the Company to purchase these assets.

The majority of the Company’s operating leases have a fixed term with a remaining life between one month and 21 years with renewal terms included in the contracts. The leases have varying contract terms, escalation clauses and renewal rights. There are no restrictions placed upon the lessee by entering into these leases, other than restrictions on use of property, sub-letting and alterations. In certain leases there are options to purchase; if the intention to take this option changes subsequent to the commencement of the lease, the Company re-assesses the classification of the lease as operating.

The future aggregate minimum lease payments under non-cancellable operating leases, excluding reimbursed costs to the lessor, are as follows:

As at December 31,	2012	2011
Not later than one year	$9,734	$9,230
Later than one year and no later than five years	31,912	29,448
Later than five years	96,162	104,067

	$137,808	$142,745

As at December 31, 2012, the total future minimum sublease payments expected to be received under non-cancellable subleases is $1,243,000 (December 31, 2011: $1,085,000). The lease expenditure charged to earnings during the year ended December 31, 2012 was $15,948,000 (2011: $15,510,000).

(c)	Operating lease commitments – the Company as lessor:

Company leases portions of its administrative offices in Canada and the U.S.A., as well as some of its investment property in Canada. The majority of these operating leases are non-cancellable and have fixed terms with remaining periods between six months and five years. The leases have varying contract terms, escalation clauses and renewal rights. There are no restrictions placed upon the lessee by entering into these leases, other than restrictions on use of property, sub-letting and alterations. The lessee does not have an option to purchase the property at the expiry of the lease period.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

25.	Commitments (continued):

(c)	Operating lease commitments – the Company as lessor (continued):

The future aggregate minimum lease payments under non-cancellable operating leases, excluding reimbursed costs to the lessor, are as follows:

December 31,	2012	2011
Not later than one year	$776	$483
Later than one year and no later than five years	1,918	1,239
Later than five years	1,099	18

	$3,793	$1,740

26.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At December 31, 2012 there was $5,323,000 of industrial equipment guaranteed under contract, all of which is expected to be sold prior to the end of March 2013 (December 31, 2011: $23,537,000 of which 76% sold prior to the end of March 2012, with the remainder sold in April 2012).

At December 31, 2012 there was $14,995,000 of agricultural equipment guaranteed under contract, of which 94% is expected to be sold prior to the end of April 2013, with the remainder to be sold prior to the end of June 2013 (December 31, 2011: $21,187,000 of which 79% sold prior to the end of April 2012, with the remainder to be sold in June 2012).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

27.	Related party transactions:

There have been no guarantees provided or received for any related party receivables.

(b)	Transactions with subsidiaries:

The names of the Company’s subsidiaries are set out in note 30.

There are no outstanding balances as at December 31, 2012 and 2011 as all significant inter-company balances and transactions have been eliminated upon consolidation.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

27.	Related Party Transactions (continued):

(b)	Transactions with key management personnel:

The Company’s key management personnel include the directors of the Company and Board appointed officers.

Total aggregate compensation made to key management personnel of the Company is set out below:

Year ended December 31,	2012	2011
Short-term employee benefits	$6,260	$7,726
Post-employment benefits	28	59
Share-based payment	1,236	1,568

	$7,524	$9,353

28.	Capital risk management:

The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term borrowings.

The Company executes a planning and budgeting process to determine the funds required to ensure the Company has appropriate liquidity to meets its operating and growth objectives. The Company ensures that there are sufficient credit facilities to meet its current and future business requirements, taking into account its anticipated cash flows from operations and its holding of cash and cash equivalents.

The Company complies with covenant criteria established by its lenders. These include tangible net worth and leverage ratio measurements. As at December 31, 2012 and 2011, the Company is in compliance with these covenants.

The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the years ended December 31, 2012 and 2011.

29.	Financial instruments:

(a)	Fair value:

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price: the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for non-current borrowings. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments, if any.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

29.	Financial instruments (continued):

(a)	Fair Value (continued):

The carrying value of the Company’s trade and other current receivables, advances against auction contracts, current portion of the loan receivable, auction proceeds payable, trade and other payables, and current borrowings approximate their fair values due to their short terms to maturity. Based on this methodology, the fair value of the non-current portion of its loan receivable as at December 31, 2012 approximates the carrying value of $4,797,000 (2011: $4,915,000). Based on this methodology, the fair value of its non-current borrowings as at December 31, 2012 was approximately $203,199,000 (2011: $139,633,000) as compared to the carrying value of $200,746,000 (2011: $133,881,000).

(b)	Financial risk management:

The Company and its subsidiaries are exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

(i) Foreign currency risk:

The Company operates internationally and is exposed to foreign currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. The Company has elected not to actively manage this exposure at this time.

For the year ended December 31, 2012, with other variables unchanged, a 1.00% strengthening of the U.S. dollar against the Canadian dollar and Euro would impact the Company’s financial statements as follows:

•

decrease net earnings by approximately $209,000 (2011: increase by $13,000) due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

•	decrease net earnings by approximately $20,000 (2011: decrease by $94,000) due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease other comprehensive income by approximately $2,730,000 (2011: decrease by $3,010,000).

(ii) Interest rate risk:

The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2012 and 2011, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.

The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favourable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at December 31, 2012, approximately 15.26% (2011: 24.47%) of the Company’s borrowings are at floating rates of interest. The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the year was 2.03% (2011: 1.97%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

29.	Financial instruments (continued):

(b)	Financial risk management (continued):

(ii) Interest rate risk (continued):

During the year a portion of the Company’s interest was capitalized as it relates to the development of various new and replacement auction sites as well as other capital expenditures. As a result, changes in interest rates on these borrowings will have a smaller affect the Company’s net earnings or other comprehensive income until such time as these developments are put into use and amortized. However, cash outflows have the potential to be negatively impacted by increases in interest rates. For the year ended December 31, 2012, with other variables unchanged, a 100 basis points or 1.00% increase (decrease) in interest rates would decrease (increase) net earnings by approximately $217,000 (2011: $108,000).

(iii) Credit risk:

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base.

The Company is not exposed to significant credit risk on advances against auction contracts because it limits the amounts advanced to a percentage of the Company’s estimated value of the assets to be sold. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk on accounts receivable and advances against auction contracts at the reporting date is the carrying value of its accounts receivable and advances against auction contracts, less those receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

The Company limits its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by the underlying property and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.

(iv) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (note 20) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

30.	Subsidiaries:

These consolidated financial statements include financial statements of Ritchie Bros. Auctioneers Incorporated and the subsidiaries listed in the following table:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Holdings Inc.	United States of America (“USA”)	100%	Holding company
Ritchie Bros. Holdings (America) Inc.	USA	100%	Holding company
Ritchie Bros. Auctioneers (America) Inc.	USA	100%	Auction services
Ritchie Bros. Properties Inc.	USA	100%	Property management
Ritchie Bros. Auctioneers (International) Finance LLC	USA	100%	Holding company
Ritchie Bros. Financial Services (America) Inc.	USA	51%	Brokerage services
Ritchie Bros. Auctioneers Holdings Inc.	USA	100%	Holding company
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
Ritchie Bros. Holdings Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Canada) Ltd.	Canada	100%	Auction services
Ritchie Bros. Real Estate Service Ltd.	Canada	100%	Real estate auction services
Bridgeport Agencies Ltd.	Canada	100%	Asset management
Ritchie Bros. Properties Ltd.	Canada	100%	Property management
Ritchie Bros. Financial Services Ltd.	Canada	51%	Brokerage services
Ritchie Bros. Auctioneers (International) Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Japan) Ltd.	Canada	100%	Administrative services
Ritchie Bros. Holdings (Cyprus) Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers (ME) Limited	Cyprus	100%	Auction services
Ritchie Bros. (Hungary) Kft.	Hungary	100%	Holding company
Ritchie Bros. Auctioneers India Private Limited	India	100%	Auction services
Ritchie Bros. Holdings B.V.	The Netherlands	100%	Holding company
Ritchie Bros. Auctioneers B.V.	The Netherlands	100%	Auction services
Ritchie Bros. Shared Services B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Properties B.V.	The Netherlands	100%	Property management
Ritchie Bros. Technical Servies B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Auctioneers (Poland) Sp.z.o.o.	Poland	100%	Auction services
Ritchie Bros. Properties S.r.l.	Italy	100%	Property management
Ritchie Bros. Auctioneers S.r.l.	Italy	100%	Auction services
Ritchie Bros. Auctioneers (Spain) S.L.	Spain	100%	Auction services
Ritchie Bros. Properties (Spain) S.L.	Spain	100%	Property management
Ritchie Bros. Auctioneers (UK) Limited	United Kingdom	100%	Auction services
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
Ritchie Bros. Auctioneers GmbH	Germany	100%	Auction services
Ritchie Bros. Auctioneers (Belgium) N.V.	Belgium	100%	Administrative services
SVV Ritchie Bros. Auctioneers France	France	100%	Auction services
Ritchie Bros. Services SARL	France	100%	Administrative services
Ritchie Bros. Holdings SARL	France	100%	Holding company
Ritchie Bros. Properties EURL	France	100%	Property management
Ritchie Bros. Holdings Pty Ltd.	Australia	100%	Holding company
Ritchie Bros. Auctioneers Pty Ltd.	Australia	100%	Auction services
Ritchie Bros. Properties Pty Ltd.	Australia	100%	Property management

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2012 and 2011

30.	Subsidiaries (continued):

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Properties Japan K.K.	Japan	100%	Property management
Ritchie Bros. Auctioneers (Japan) K.K.	Japan	100%	Auction services
Ritchie Bros. Auctioneers Pte Ltd.	Singapore	100%	Auction services
Ritchie Bros. Auctioneers (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Auction (Beijing) Co. Ltd.	China	100%	Auction services
Ritchie Bros. Auctioneers Mexico Services, S.de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers de Mexico, S. de R.L.de C.V.	Mexico	100%	Auction services
Ritchie Bros. Properties, S. de R.L. de C.V.	Mexico	100%	Property management
SalvageSale De Mexico S. de R.L. de C.V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers (Panama) S.A.	Panama	100%	Auction services
Ritchie Bros. Auctioneers Comercial de Equipamentos Industriais Ltda	Brazil	100%	Administrative services
Ritchie Bros. Auctioneers Muzayede Danismanlik ve Ticaret Limited Sirketi	Turkey	100%	Auction services
Ritchie Bros. Auctioneers LLC (Russia)	Russia	100%	Administrative services
Ritchie Bros. Holdings Luxembourg SARL	Luxembourg	100%	Holding company
Ritchie Bros. Luxembourg SARL	Luxembourg	100%	Holding company

SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

	Gross	Auction	Net		Net Earnings Per Share				Closing
2012 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$864,506	$101,276	$17,969		$0.17		$0.17		$23.76
2nd quarter	1,194,536	127,213	31,303	(2)	0.29	(2)	0.29	(2)	21.25
3rd quarter	848,536	92,326	8,171	(2)	0.08	(2)	0.08	(2)	19.23
4th quarter	1,000,413	117,140	22,103	(2)	0.21	(2)	0.21	(2)	20.89

	$3,907,991	$437,955	$79,546	(2)	$0.75	(2)	$0.74	(2)

	Gross	Auction	Net		Net Earnings Per Share				Closing
2011 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$851,283	$88,463	$16,570	(3)	$0.16	(3)	$0.16	(3)	$28.15
2nd quarter	1,149,847	114,524	26,763		0.25		0.25		27.49
3rd quarter	673,362	79,709	6,533		0.06		0.06		20.19
4th quarter	1,039,789	113,403	26,767		0.25		0.25		22.08

	$3,714,281	$396,099	$76,633	(3)	$0.72	(3)	$0.72	(3)

	Gross	Auction	Net		Net Earnings Per Share				Closing
2010 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$776,659	$83,544	$12,707		$0.12		$0.12		$21.53
2nd quarter	951,634	103,300	26,054	(4)	0.25	(4)	0.25	(4)	18.22
3rd quarter	750,912	82,229	13,375		0.13		0.13		20.77
4th quarter	798,566	88,296	13,539		0.13		0.13		23.05

	$3,277,771	$357,369	$65,675	(4)	$0.62	(4)	$0.62	(4)

	Gross	Auction	Net		Net Earnings Per Share				Closing
2009 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price
1st quarter	$798,291	$83,675	$19,879	(5)	$0.19	(5)	$0.19	(5)	$18.59
2nd quarter	1,109,331	120,459	38,847		0.37		0.37		23.45
3rd quarter	693,288	75,934	12,892		0.12		0.12		24.54
4th quarter	891,111	97,143	21,834	(5)	0.21	(5)	0.21	(5)	22.43

	$3,492,021	$377,211	$93,452	(5)	$0.89	(5)	$0.88	(5)

	Gross	Auction	Net		Net Earnings Per Share (7)				Closing
2008 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price(7)
1st quarter	$781,969	$81,394	$16,407	(6)	$0.16	(6)	$0.16	(5)	$27.37
2nd quarter	1,163,546	115,822	45,919	(6)	0.44	(6)	0.43	(5)	27.13
3rd quarter	767,718	75,909	11,934	(6)	0.11	(6)	0.11	(5)	23.36
4th quarter	853,927	81,693	27,140	(6)	0.26	(6)	0.26	(5)	21.42

	$3,567,160	$354,818	$101,400	(6)	$0.97	(6)	$0.96	(5)

(1)	2012, 2011 and 2010 figures presented in accordance with International Financial Reporting Standards. 2009 and 2008 figures presented in accordance with previous Canadian Generally Accepted Accounting Principles.
(2)	Net earnings in the second quarter of 2012 included a $1.9 million ($1.2 million after tax) loss on the sale of excess property. Excluding the impact of this item, net earnings for the second quarter of 2012 would have been $32.5 million. Net earnings in the third and fourth quarters of 2012 included net impairment losses of $2.5 million ($1.5 million after tax) and $0.3 million ($0.3 million after tax), respectively, on excess property. Excluding the impact of these items, net earnings for the third and fourth quarters of 2012 would have been $9.7 million and $22.4 million, respectively.
(3)	Net earnings in the first quarter of 2011 include a gain of $3.5 million ($3.0 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the first quarter of 2011 would have been $13.6 million ($0.13 per share, basic and diluted), and net earnings for the full year 2011 would have been $73.6 million ($0.69 per share, basic and diluted).
(4)	Net earnings in the second quarter of 2010 included a gain of $1.2 million ($0.7 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the second quarter of 2010 would have been $25.3 million ($0.24 per share, basic and diluted), and net earnings for the full year 2010 would have been $65.2 million ($0.62 per basic share and $0.61 per diluted share).
(5)	Net earnings in the first quarter of 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million after tax). Excluding the impact of this item, net earnings for the first quarter of 2009 would have been $19.2 million ($0.18 per share, basic and diluted).

Additionally, net earnings in the fourth quarter of 2009 included a gain of $1.1 million ($0.7 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the fourth quarter of 2009 would have been $21.1 million ($0.20 per share, basic and diluted).

Excluding the impact of all items above, net earnings for the full year 2009 would have been $92.0 million ($0.87 per share, basic and diluted).

(6)	Net earnings in the first, second, third and fourth quarters of 2008 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2008 was a $1.0 million ($0.8 million after tax) loss, $0.2 million ($0.2 million after tax) gain, $1.3 million ($1.1 million after tax) loss, and $3.8 million ($3.2 million after tax) loss, respectively.

In addition, net earnings in the first, second and fourth quarters of 2008 included the reclassification of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans. The foreign exchange impact of this reclassification in the first, second and fourth quarters of 2008 was $2.1 million ($2.0 million after tax), $0.7 million ($0.5 million after tax) and $12.3 million ($11.1 million after tax), respectively.

Finally, net earnings in the second quarter of 2008 included a gain of $8.3 million ($7.3 million after tax) recorded on the sale of excess property.

Excluding the impact of all items above, net earnings for the first, second, third and fourth quarters of 2008 would have been $15.3 million ($0.15 per basic share and $0.14 per diluted share), $37.9 million ($0.36 per share, basic and diluted), $13.0 million ($0.12 per share, basic and diluted) and $19.2 million ($0.18 per share, basic and diluted), respectively. Net earnings for the full year 2008 would have been $85.5 million ($0.82 per basic share and $0.81 per diluted share).

(7)	The Company’s common shares split on a three-for one basis on April 24, 2008. All per share amounts in this table have been adjusted on a retroactive basis for the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.

SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

Years ended December 31,	2012(1)	2011(1)	2010(1)	2009(1)	2008(1)
Gross auction proceeds (unaudited)	$3,907,991	$3,714,281	$3,277,771	$3,492,021	$3,567,160

Statement of operations data:
Auction revenues(5)	$437,955	$396,099	$357,369	$377,211	$354,818
Direct expenses(5)	(49,687)	(48,044)	(47,021)	(49,890)	(49,750)

	388,268	348,055	310,348	327,321	305,068
Depreciation and amortization	(41,138)	(42,408)	(37,813)	(31,761)	(24,764)
General and administrative(5)	(227,091)	(201,935)	(181,020)	(168,312)	(164,556)
Earnings from operations	120,039	103,712	91,515	127,248	115,748
Other income (expense)(5):
Foreign exchange gain (loss)(3)(5)	(619)	(585)	(49)	(1,085)	11,656
Gain (loss) on disposition of capital assets(2)	(2,074)	3,861	250	647	6,370
Other income (loss)	(891)	4,242	1,823	2,857	1,375
Finance income (costs)(5):
Interest expense	2,420	(5,541)	(5,216)	(544)	(859)
Interest income(5)	(6,860)	2,326	2,035	2,400	4,994

Earnings before income taxes	112,015	108,015	90,358	131,523	139,284
Income taxes	(32,469)	(31,382)	(24,683)	(38,071)	(37,884)

Net earnings(2)(3)	$79,546	$76,633	$65,675	$93,452	$101,400

Net earnings per share-diluted(4)	$0.74	$0.72	$0.62	$0.88	$0.96

Balance sheet data (end of year):
Working capital (including cash)	96,053	63,296	45,543	30,510	47,109
Total assets	1,132,498	967,241	872,558	857,821	689,488
Long-term debt	200,746	133,881	135,886	130,394	67,411
Total shareholders’ equity	656,531	617,906	579,867	544,411	465,162
Selected operating data (unaudited):
Auction revenues as percentage of gross auction proceeds	11.21%	10.66%	10.90%	10.80%	9.95%
Number of consignors at industrial auctions(6)	42,100	41,300	40,360	37,050	36,580
Number of bidders at industrial auctions(6)	389,500	385,000	340,600	336,000	378,500
Number of buyers at industrial auctions(6)	99,250	95,550	95,100	97,800	83,950
Number of permanent auction sites (end of year)	39	39	35	32	30

(1)	2012, 2011 and 2010 figures presented in accordance with International Financial Reporting Standards. 2009 and 2008 figures presented in accordance with previous Canadian Generally Accepted Accounting Principles.
(2)	Net earnings for 2012 included a net loss on the sale of excess property of $1.9 million ($1.2 million after tax, or $0.01 per diluted share). Net earnings for 2011, 2009, and 2008 included net gains on sales of excess properties of $3.5 million ($3.0 million after tax, or $0.03 per diluted share), $1.1 million ($0.7 million after tax, or $0.01 per diluted share), and $8.3 million ($7.3 million after tax, or $0.07 per diluted share), respectively.
(3)	Net earnings for the full year 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million, or less than $0.01 per diluted share, after tax). The equivalent amount in 2008 was a foreign exchange loss of $5.8 million ($5.0 million after tax, or $0.05 per diluted share).

Net earnings for the full year 2008 also included the reclassification of $15.0 million ($13.6 million after tax, or $0.13 per diluted share) of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans.

The Company does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(4)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.
(5)	Figures for 2008 to 2010 have been reclassified to conform with presentation adopted in 2011.
(6)	Figures for 2008 to 2010 have been rounded to conform with presentation adopted in 2011.

Shareholder Information

Address

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada, V5J 0C6

Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	778.331.5501
Web site:	www.rbauction.com

Board of Directors

Robert W. Murdoch	Chairman and Independent Director
Peter J. Blake	Director & Chief Executive Officer
Beverley A. Briscoe	Independent Director
Robert Elton	Independent Director
Eric Patel	Independent Director
Edward B. Pitoniak	Independent Director
Christopher Zimmerman	Independent Director

Shareholders wishing to speak to the Chairman should call 778.331.5500 or send an email to leaddirector@rbauction.com.

Management Advisory Committee

Peter J. Blake (1)	Chief Executive Officer
Richard J. Aldersley	VP – US South West
Robert S. Armstrong (1)	Chief Strategic Development Officer
Bradley M. Bass	Senior Valuation Analyst – Europe
Robert G. Blackadar	VP – Strategic Accounts
Joseph P. Boyle	VP – US North East
Brent M. Bradshaw	VP – Group Operations (US West)
Stephen H. Branch	VP – Asia
William A. Cooksley	VP – Information Technology
Shane Eshuis	VP – Group Operations (Europe & Middle East)
Robert W. Giroux	VP – US North West
Brian L. Glenn	VP – Western Canada
Curtis C. Hinkelman	Senior VP – Eastern USA
David W. Hobbs	VP – US South Central
Kieran Holm	VP – US North Central
Michael D. Johnston	Senior VP – US West
Kevin Kobus	VP – Group Operations (US East)
Jacob W. Lawson	VP – Eastern Canada
Kenton H. Low (1)	Chief Marketing Officer
Robert K. Mackay (1)	President
Warwick N. Mackrell	VP – Australia
Robert A. McLeod (1)	Chief Financial Officer
Andrew Muller (1)	Chief People Officer
Nicole Nicelli	VP – Europe South
David D. Nicholson	Senior VP – Central USA
Doug W. Olive	VP – Pricing & Valuations
Oliver E. Piekaar	VP – Finance
Victor E. Pospiech	Senior VP – Sales Performance
Jeroen L.J. Rijk	Senior VP – Europe
Gary L. Seybold	VP – US South East
Anna Sgro	Senior VP – Sales
Steven C. Simpson (1)	Chief Sales Officer
Robert G. Thompson	VP – Properties
Kevin R. Tink	Senior VP – Canada & Agriculture
Guylain Turgeon	Senior VP – Middle East
Simon A. Wallan	VP – Agriculture
Darren J. Watt	General Counsel & VP Corporate Development, and Corporate Secretary
Karl W. Werner	Senior VP – Auction Operations
Frank D. Wilson	VP – Group Operations (US Central)

(1)	Member of Senior Leadership Team

Corporate Governance Information

Further Corporate Governance information, including our Report on Corporate Governance, which is included in our Information Circular for our annual meeting of Shareholders, is available on our website at www.rbauction.com.

Investor Relations

Analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

Investor Relations Department Ritchie Bros. Auctioneers 9500 Glenlyon Parkway Burnaby, BC Canada, V5J 0C6
Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Email:	ir@rbauction.com

Copies of the Company’s filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.

Annual Meeting

The annual meeting of the Company’s shareholders will be held at 11am on Thursday April 25, 2013 at the Company’s head office located at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6.

Stock Exchanges

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol “RBA”.

Transfer Agent

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

Computershare Trust Company of Canada 510 Burrard Street 2nd Floor Vancouver, British Columbia Canada, V6C 3B9
Telephone:	604.661.0226
Canada and USA (toll-free):	1.800.564.6253
Facsimile:	604.661.9401
Facsimile (toll-free):	1.800.249.7775
Self-service:	www.computershare.com

Co-agent in the United States:

Computershare Trust Company of New York New

York, NY

Auditors

KPMG LLP

Vancouver, Canada

Dividends

All dividends paid by Ritchie Bros. Auctioneers are eligible dividends, unless indicated otherwise in the Company’s quarterly reports or by press release